Exhibit 2.2

BELVEDERE PLACE

Dated the 6th day of August, 2001

between

lb strawberry llc,

as Landlord,

and

AMARIN CORPORATION, PLC ,

as Tenant

BELVEDERE PLACE

Belvedere Place

BASIC LEASE INFORMATION

1.	Date:	August 6, 2001

2.	Landlord:	LB Strawberry LLC, a Delaware limited liability company

3.	Tenant:	Amarin Corporation, PLC, a United Kingdom public limited company

4.	Property:	The real property legally described on Exhibit A attached hereto

5.	Project:	The Property, together with the buildings known as One and Two Belvedere Place and all other improvements located thereon

6.	Building:	That certain office building located within the Belvedere Place office center located at Two Belvedere Place, Mill Valley, California

7.	Premises:	Five thousand eight hundred fifty (5,850) rentable square feet and Five thousand eighty-seven (5,087) usable square feet located on the third (3rd) floor of the Building, as outlined on the floor plan attached hereto as Exhibit B

8.	Load Factor:	Fifteen percent (15%)

9.	Initial Term:	Seventy-two (72) months

10.	Estimated Delivery Date:	October 1, 2001

11.	Delivery Deadline:	December 31, 2001, subject to extension for Force Majeure delay to June 30, 2002

12.	Commencement Date:	Subject to Section 30(a) of the Lease, the earlier of (i) the date the Premises are Substantially Complete (as defined in Section 30 of the Lease), and (ii) the date Tenant commences regular operations on the Premises.

13.	Expiration Date:	The last day of the sixth (6th) Lease Year, as may be extended pursuant to the provisions of Section 40 of the Lease

14.	Initial Basic Rental Rate:	Four Dollars and Seventy-five Cents ($4.75) per rentable square foot per month

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15.	Fair Market Rental Value:	The average rental rate per rentable square foot per month (taking into account additional rent and all other monetary payments and considering any base year or expense stop applicable thereto), including all escalations, for all leases for comparable, unencumbered space for approximately the same lease term, executed at the Project and/or any other comparable, Class A building in terms of size, quality, level of services, amenities and appearance located within the Southern Marin County area from the northern border of Corte Madera and Larkspur south to the Golden Gate Bridge, during the twelve (12) month period immediately preceding the date upon which the determination of Fair Market Rental Value is made, and having a commencement date within six (6) months of the date that the Fair Market Rental Value will commence under this Lease, and taking into account any tenant improvements and other concessions granted to Tenant and tenants under leases of such comparable space. The Fair Market Rental Value shall be determined in accordance with the terms and provisions of this Lease below.

16.	Security Deposit:	Twenty-Seven Thousand Seven Hundred Eighty-Seven Dollars and Fifty Cents ($27,787.50)

17.	Base Year:	2001

18.	Tenant’s Proportionate Share:	The ratio which the rentable area of the Premises bears to the rentable area of the Project, which, subject to Section 1(b) of the Lease, is agreed to be 5.8%

19.	Tenant Improvement Allowance:	$34.50 per usable square foot multiplied by 5,087 usable square feet = One Hundred Seventy-Five Thousand Five Hundred Two Dollars ($175,502.00)

20.	[Reserved]:	N.A.

21.	[Reserved]:	N.A.

22.	Landlord’s Broker:	Orion Partners, Ltd.

23.	Tenant’s Broker:	Orion Partners, Ltd.

24.	Extension Term:	One Six (6) Year Option

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EXHIBITS

Exhibit A	Legal Description of Property

Exhibit B	Description of Premises

Exhibit C	Notice of Lease Term Dates

Exhibit D	Form of Tenant Estoppel Certificate

Exhibit E	Rules and Regulations

Exhibit F	Space Plan

Exhibit G	Base Building Standard Shell Construction Specifications

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BELVEDERE PLACE OFFICE LEASE

             THIS LEASE is entered into by and between Landlord and Tenant, as specified in the Basic Lease Information, which is incorporated herein by reference, as of the date shown in Paragraph 1 of the Basic Lease Information.

1.   PREMISES.

             (a)   Initial Premises. Landlord hereby leases to Tenant and Tenant hereby leases from Landlord the Premises (as defined in Paragraph 7 of the Basic Lease Information) upon and subject to the terms, covenants and conditions herein set forth. Tenant covenants, as a material part of the consideration for this Lease, to keep and perform each and all of said terms, covenants and conditions for which Tenant is responsible and that this Lease is entered into upon the condition of such performance.

             (b)   Verification of Usable Square Feet of Premises, Building and Project. For the purposes of this Lease, “usable square feet” for the Premises shall be calculated pursuant to the Standard Method for Measuring Floor Area in Office Buildings, [ANSI Z65.1 – 1996] (“BOMA”), and “rentable square feet” shall equal (i) the usable square feet contained within the Premises multiplied by (ii) the sum of (x) one (1) plus (y) the Load Factor (as defined in Paragraph 8 of The Basic Lease Information). The usable square feet and rentable square feet of the Premises, Building and the Project are subject to verification from time to time by Landlord’s planner/designer. Tenant’s architect may consult with Landlord’s planner/designer regarding such verification as it pertains to the Premises. In the event that Landlord’s planner/designer determines that the amounts thereof are different from those set forth in this Lease, all amounts, percentages and figures appearing or referred to in this Lease based upon such incorrect amount (including, without limitation, the amount of rent and any security deposit) shall be modified in accordance with such determination. If such determination is made, it will be confirmed in writing by Landlord to Tenant. Such determination must be made and delivered to Tenant, if at all, by not later than thirty (30) days after Substantial Completion of the Premises; provided, however, that Landlord shall have the right to re-calculate the usable square feet and the rentable square feet of the Premises pursuant to this Section 1(b) within thirty (30) days after the completion of any Alteration (as defined in Section 8 hereof).

2.   TERM.

             (a)   Initial Term. Except as otherwise provided herein, the term of this Lease shall be the Initial Term as set forth in Paragraph 9 of the Basic Lease Information, commencing on the Commencement Date, and ending as of the Expiration Date, as set forth in Paragraph 12 and Paragraph 13, respectively, of the Basic Lease Information. The Initial Term, together with any extension term as to which a right has been properly exercised, shall be referred to as the “Term.”

             (b)   Confirmation of Lease Term. When the Commencement Date and the Expiration Date have been ascertained, the parties shall promptly complete and execute a Notice of Lease Term Dates in the form of Exhibit C attached hereto.

             (c)   Lease Years. The term “Lease Year” when used herein shall mean the twelve months commencing on the first date of the month following the Commencement Date and each subsequent period of twelve months. The first lease Year shall include the period, if any, from the Commencement Date to the end of the month in which the Commencement Date occurs.

3.   BASIC RENT

             (a)   Basic Rent Payments. Tenant agrees to pay Landlord each month, as base monthly rent, the Basic Rent as set forth in Paragraph 14 of the Basic Lease Information, subject to adjustment pursuant to subsection (b) below. Each monthly installment of Basic Rent shall be payable in advance on the first day of each calendar month during the Term, except that the first month’s installment shall be paid upon the execution hereof. If the Term commences or ends on a day other than the first day of a calendar month, then the rent for the months in which this Lease commences or ends shall be prorated (and paid at the beginning of each such month) in the proportion that the number of days this Lease is in effect during such month bears to the total number of days in such month, and such partial month’s installment shall be paid no later than the commencement of the subject month. In addition to the Basic Rent, Tenant agrees to pay as additional rent the amount of additional rent and rent adjustments and other charges required by this Lease. All rent shall be paid to Landlord, without prior demand and without any deduction or offset, in lawful money of the United States of America, at the address of Landlord designated in Section 31 below or to such other person or at such other place as Landlord may from time to time designate in writing. Except as otherwise provided in this Lease, in the event of a remeasurement or adjustment of the area of the Premises, the

Basic Rent shall be recalculated using the Basic Rental Rate referenced in Paragraph 14 of the Basic Lease Information.

             (b)   CPI Adjustment. Beginning on the third anniversary of the Commencement Date, the Basic Rent payable by Tenant shall be increased for each succeeding twelve (12) month period during the Term by adjusting the Basic Rent to reflect an increase in the cost of living, which adjustment shall be determined as follows:

               (1)   On the third anniversary of the Commencement Date and each anniversary of the Commencement Date thereafter during the Term, the then most recently published Consumer Price Index figure shall be determined and the Basic Rent payable for the succeeding twelve (12) month period shall be the Basic Rent set forth in Paragraph 14 of the Basic Lease Information increased by the same percentage, if any, by which the then most recently published Consumer Price Index figure shall have increased over the Consumer Price Index figure for the month preceding the month in which the Term commenced.

               (2)   For the purposes of this Lease, the term “Consumer Price Index” shall refer to the Consumer Price Index for All Urban Consumers San Francisco Metropolitan Area (“All Items”) compiled by the U.S. Department of Labor, Bureau of Labor Statistics, based on 1982-84 as 100.

               (3)   If the 1982-84 base of the Consumer Price Index should hereafter be changed, then the new base shall be converted to the 1982-84 base and the base as so converted shall be used. In the event the Bureau shall cease to publish the Consumer Price Index, then the successor or most nearly comparable index applicable to the county in which the Premises are located shall be used.

             Notwithstanding the foregoing, the annual increases in Basic Rent described in this subsection (b) shall in no event be less than two percent (2%) nor more than five percent (5%).

             (c)   Late Charge. If Tenant fails to pay any installment of Basic Rent, additional rent or other charges within five (5) days after the same are due, or fails to make any other payment for which Tenant is obligated under this Lease, then Tenant shall pay to Landlord a late charge equal to five percent (5%) of the amount so payable. Tenant acknowledges that late payments will cause Landlord to incur costs not contemplated by this Lease, the exact amount of which costs are extremely difficult and impracticable to calculate. The parties agree that the late charge described above represents a fair and reasonable estimate of the extra costs incurred by Landlord as a result of such late payment. Such late charge shall not be deemed a consent by Landlord to any late payment, nor a waiver of Landlord’s right to insist upon timely payments at any time, nor a waiver of any remedies to which Landlord is entitled hereunder. In addition, all amounts payable by Tenant to Landlord hereunder, exclusive of the late charge described above, if not paid within five (5) days after such amounts are due, shall bear interest from the due date until paid at the rate of eighteen percent (18%) per annum or the maximum rate of interest permitted to be collected by the Landlord by law, whichever is the lesser.

             (d)   Rent Concession. If and so long as Tenant is not in default of any of the terms, covenants or conditions of this Lease, Tenant shall be entitled to a rent credit in the amount of Twenty Seven Thousand Seven Hundred Eighty-Seven Dollars and Fifty Cents ($27,787.50) to be applied against Basic Rent due hereunder from and after the Commencement Date.

4.   ADDITIONAL RENT. In addition to the Basic Rent provided in Section 3 of this Lease, Tenant shall pay Tenant’s Proportionate Share as specified in Paragraph 18 of the Basic Lease Information, of the increase in Actual Operating Expenses for each Operating Year over the Base Amount (as such terms are defined below). Tenant’s Proportionate Share of the Building may change based on remeasurement or adjustment of the area of the Project or the Premises as described in Section 1(b). In addition, whenever additional space is added to the Premises, Tenant’s Proportionate Share of the Project shall increase accordingly.

             (a)   Estimated Operating Expenses. Within ninety (90) days after the close of each Operating Year during the Term, Landlord shall furnish Tenant a written statement of the “Estimated Operating Expenses” for the then current Operating Year, and a corresponding calculation of additional rent, which shall be one-twelfth (1/12) of Tenant’s Proportionate Share of the amount, if any, by which the Estimated Operating Expenses exceed the Base Amount. Such additional amount shall be added to the monthly installment of Basic Rent payable by Tenant under this Lease for each month during such Operating Year.

             (b)   Actual Operating Expenses. Within ninety (90) days after the close of each Operating Year (except the Base Year) during the Term, Landlord shall deliver to Tenant a written statement (the “Statement”) setting forth the Actual Operating Expenses during the preceding Operating Year. If such expenses for any Operating Year exceed the Estimated Operating Expenses paid by Tenant to Landlord pursuant to Section 4(a), Tenant shall pay the amount of such excess to Landlord as additional rent within thirty (30) days after receipt by Tenant of the Statement. If the Statement shows such expenses to be less than the amount paid by Tenant to Landlord pursuant to Section 4(a), then the amount of such overpayment shall be paid by Landlord to Tenant within thirty (30) days following the date of the Statement or, at Landlord’s option, credited by Landlord to the payment of rent next due. Prior to the date that is sixty (60) days after Tenant’s receipt of the Statement, Landlord shall provide Tenant with reasonable access, upon reasonable prior notice and during normal business hours, to inspect Landlord’s books and records with respect to the Actual Operating Expenses (“Tenant’s Audit”), provided: (i) Tenant is not in default under any of the material provisions of the Lease, (ii) Tenant shall pay any amounts owing hereunder when due, (iii) Tenant’s Audit is performed by an officer of Tenant or certified public accountant who is paid by the hour and not on a contingency fee basis, (iv) Tenant and any Tenant Party (as defined in Section 6(c) hereof) performing Tenant’s Audit execute a confidentiality agreement in a form reasonably acceptable to Landlord, (v) Tenant’s Audit shall be performed at Tenant’s sole cost and expense unless otherwise provided herein and (vi) Tenant’s Audit shall be completed within such ninety (90) day period. If, within such ninety (90) day period, Tenant delivers to Landlord the written results of Tenant’s Audit, certified by an officer of Tenant as being true and correct, which states that Actual Operating Expenses are more than five percent (5%) less than Landlord’s determination of Actual Operating Expenses (the “Discrepancy”), Landlord shall, promptly after its receipt of the written results of Tenant’s Audit either (A) reimburse Tenant for (1) Tenant’s reasonable out-of-pocket costs and expenses incurred in performing the Tenant’s Audit (not to exceed an amount equal to $3,000.00) and (2) the amount of any overpayment made by Tenant to Landlord pursuant to this Section 4(b), or (B) notify Tenant in writing that Landlord disagrees with the result of Tenant’s Audit, in which event the Landlord and Tenant shall submit their respective calculations of the Actual Operating Expenses to a neutral certified public accountant appointed with the consent of both Landlord and Tenant, who shall review the respective determinations of Actual Operating Expenses, and shall make a final determination of the Actual Operating Expenses for the year in question which shall be binding on both Landlord and Tenant, and if such accountant determines that the Discrepancy is greater than five percent (5%), Landlord, promptly after its receipt of such final determination, shall reimburse Tenant for Tenant’s reasonable out-of-pocket costs and expenses incurred in performing the Tenant’s Audit (not to exceed an amount equal to $3,000.00) and the amount of any overpayment made by Tenant to Landlord pursuant to this Section 4(b).

             (c)   Determinations. The determination of Actual Operating Expenses and Estimated Operating Expenses shall be made by Landlord. Any payments pursuant to this Section 4 shall be additional rent payable by Tenant hereunder, and in the event of nonpayment thereof, Landlord shall have the same rights with respect to such nonpayment as it has with respect to any other nonpayment of rent hereunder.

             (d)   End of Term. If this Lease shall terminate on a day other than the last day of an Operating Year, the amount of any adjustment between Estimated Operating Expenses and Actual Operating Expenses with respect to the Operating Year in which such termination occurs shall be prorated on the basis which the number of days from the commencement of such Operating Year, to and including such termination date, bears to three hundred sixty-five (365); and any amount payable by Landlord to Tenant or Tenant to Landlord with respect to such adjustment shall be payable within thirty (30) days after delivery of the statement of Actual Operating Expenses with respect to such Operating Year.

             (e)   Definitions. The following terms shall have the respective meanings hereinafter specified:

               (1)   “Base Amount” shall mean an amount equal to the Actual Operating Expenses for the Base Year (as defined in Paragraph 17 of the Basic Lease Information); provided that, (A) if the Project is not open and operating during the entire Base Year, then the Actual Operating Expenses actually incurred for the Base Year (adjusted, if less than ninety-five percent (95%) of the total rentable area of the Project had been occupied for the entire Base Year, as if ninety-five percent (95%) of the total rentable area of the Project had been occupied for the entire Base Year) shall be annualized to reflect the Actual Operating Expenses that would have been incurred had the Project been operating during the entire Base Year; and (B) if Property Taxes for the Base Year are based on an assessment of the value of the Project made by a governmental authority prior to the completion of tenant improvements for one hundred percent (100%) of the total rentable area of the Project, then the Property Taxes component of the Actual Operating Expenses for the Base Year shall be adjusted by Landlord, in Landlord’s reasonable discretion, as if Property Taxes for the Base Year were based on an assessment of the value of the Project following the completion of tenant improvements for one hundred percent (100%) of the total rentable area of the Project. Promptly following the re-assessment of the value of the Project by any such governmental authority subsequent to the completion of tenant improvements for one hundred percent (100%) of the total rentable area of the Project, Landlord shall provide Tenant with a written statement reflecting an adjustment of Actual Operating Expenses for the Base Year, and if as a result of Landlord’s recalculation of Actual Operating Expenses for the Base Year Landlord determines, in its reasonable discretion, that amounts paid by Tenant pursuant to this Section 4 for any prior Operating Year was less than the amount owed by Tenant for such Operating Year(s), Tenant shall pay to Landlord the amount of such excess within thirty (30) days after the date of Tenant’s receipt of such statement, and if, as a result of Landlord’s recalculation of the Actual Operating Expenses for the Base Year Landlord determines, in its reasonable discretion, that amounts paid by Tenant pursuant to this Section 4 for any prior Operating Year exceeded the amount owed by Tenant for such Operating Year(s), then the amount of such overpayment shall be paid by Landlord to Tenant within thirty (30) days following the date of such statement or, at Landlord’s option, credited by Landlord to the payment of rent next due.

               (2)   “Operating Year” shall mean a calendar year commencing January 1 and ending December 31.

               (3)   “Operating Expenses” shall mean all expenses paid or incurred by Landlord for maintaining, owning, operating and repairing the Project (as defined in Paragraph 5 of the Basic Lease Information), including, without limitation, the Building, and the personal property used in conjunction therewith, including, but not limited to expenses incurred or paid for: (i) Property Taxes (as hereinafter defined); (ii) utilities for the Project, including but not limited to electricity, power, gas, steam, oil or other fuel, water, sewer, lighting, heating, air conditioning and ventilating; (iii) permits, licenses and certificates necessary to operate, manage and lease the Project; (iv) insurance Landlord deems appropriate to carry or is required to carry by any mortgagee under any mortgage encumbering the Project or any portion thereof or interest therein or encumbering any of Landlord’s or the property manager’s personal property used in the operation of the Project; (v) supplies, tools, equipment and materials used in the operation, repair and maintenance of the Project; (vi) accounting, legal, inspection, consulting, concierge and other services; (vii) equipment rental (or installment equipment purchase or equipment financing agreements); (viii) management agreements (including the cost of any management fee actually paid thereunder and the fair rental value of any office space provided thereunder, up to customary and reasonable amounts); (ix) wages, salaries and other compensation and benefits (including the fair value of any parking privileges provided) for all persons engaged in the operation, maintenance or security of the Project, and employer’s Social Security taxes, unemployment taxes or insurance, and any other taxes which may be levied on such wages, salaries, compensation and benefits; (x) payments under any easement, operating agreement, declaration, restrictive covenant, or instrument pertaining to the sharing of costs in any planned development or similar arrangement; (xi) operation, repair, and maintenance of all systems and equipment and components thereof (including replacement of components); (xii) janitorial service, alarm and security service, window cleaning, trash removal, elevator maintenance, and cleaning of walks, parking facilities and building walls; (xiii) replacement of wall and floor coverings, ceiling tiles and fixtures in lobbies, corridors, restrooms and other common or public areas or facilities; (xiv) maintenance and replacement of shrubs, trees, grass, sod and other landscape items, irrigation systems, drainage facilities, fences, curbs, and walkways; (xv) re-paving and re-striping parking facilities; (xvi) roof repairs and (xvii) capital expenditures made primarily to reduce Operating Expenses, or to comply with any laws or other governmental requirements enacted after the permits for construction of the Building were obtained, or for replacements (as opposed to additions or new improvements) of non-structural items located in the common areas of the Project required to keep such areas in good condition, which capital expenditures shall be amortized for purposes of this Lease over the shortest of (1) their useful lives, (2) five (5) years, and (3) any other amortization period required pursuant to generally accepted accounting principals consistently applied. Notwithstanding the foregoing, Operating Expenses shall not include (a) depreciation, interest and amortization on mortgages or other debt costs or ground lease payments, if any; (b) legal fees in connection with leasing, tenant disputes or enforcement of leases; (c) real estate brokers’ leasing commissions; (d) improvements or alterations to tenant spaces; (e) the cost of providing any service directly to and paid directly by, any tenant; (f) costs of any items to the extent Landlord receives reimbursement from insurance proceeds or from a third party (such proceeds to be deducted from Operating Expenses in the year in which received); and (g) capital expenditures except those capital expenditures made primarily to reduce Operating Expenses, or to comply with any laws or other governmental requirements enacted after the permits for construction of the Building were obtained, or for replacements (as opposed to additions or new improvements) of non-structural items located in the common areas of the Project required to keep such areas in good condition, which capital expenditures (together with reasonable financing charges) shall be amortized for purposes of this Lease over the shortest of (1) their useful lives, (2) five (5) years, and (3) any other amortization period required by generally accepted accounting principals consistently applied.

               (4)   “Estimated Operating Expenses” shall mean Landlord’s reasonable estimate of Operating Expenses for the following Operating Year, adjusted as if ninety-five percent (95%) of the total rentable area of the Property will be occupied for the entire Operating Year.

               (5)   “Actual Operating Expenses” shall mean the actual Operating Expenses for any Operating Year, provided, that, (A) if less than ninety-five percent (95%) of the total rentable area of the Project had been occupied for the entire Operating Year, then the Actual Operating Expenses shall be adjusted as if ninety-five percent (95%) of the total rentable area of the Project had been occupied during the entire Operating Year; and/or (B) if the Property Taxes for the Operating Year are based on an assessment of the value of the Project made by a governmental authority prior to the completion of tenant improvements for (100%) of the total rentable area of the Project, then the Property Taxes component of the Actual Operating Expenses for the Operating Year shall be adjusted by Landlord, in Landlord’s reasonable discretion, as if the Property Taxes for the Operating Year were based on an assessment of the value of the Project following the completion of tenant improvements for (100%) of the total rentable area of the Project.

             (f)   “Property Taxes” shall mean all real and personal property taxes and assessments imposed by any governmental authority or agency on the Project; any assessments levied in lieu of such taxes; any non-progressive tax on or measured by gross rents received from the rental of space in the Project; and any other costs levied or assessed by, or at the direction of, any federal, state, or local government authority in connection with the use or occupancy of the Project or the Premises or the parking facilities serving the Project; any tax on this transaction or any document to which Tenant is a party creating or transferring an interest in the Premises, and any expenses, including the reasonable cost of attorneys or experts, incurred by Landlord in seeking reduction by the taxing authority of the above-referenced taxes, less any tax refunds obtained as a result of an application for review thereof; but shall not include any net income, franchise, estate or inheritance taxes.

5.   SECURITY DEPOSIT. Tenant has deposited with Landlord the Security Deposit specified in Paragraph 16 of the Basic Lease Information. Said sum shall be held by Landlord as security for the faithful performance by Tenant of all of Tenant’s obligations under this Lease. If Tenant defaults with respect to any provision hereof, including but not limited to the provisions relating to the payment of rent, Landlord may (but shall not be required to) use, apply or retain all or part of the Security Deposit for the payment of any rent or any other sum in default, or for the payment of any other amount which Landlord may incur by reason of Tenant’s default or to compensate Landlord for any other loss or damage which Landlord may suffer by reason of Tenant’s default. If any portion of the deposit is so used or applied, Tenant shall, upon demand, immediately deposit cash with Landlord in an amount sufficient to restore the Security Deposit to its original amount. Tenant’s failure to do so shall be a material breach of this Lease. Landlord shall not be required to keep the Security Deposit separate from its general funds, and Tenant shall not be entitled to interest on such deposit. If Tenant shall fully and faithfully perform all of its obligations under this Lease, the Security Deposit or any balance thereof shall be returned to Tenant (or, at Landlord’s option, to the last assignee of Tenant’s interests hereunder) after the expiration of the Term, provided that Landlord may retain all or a portion of the Security Deposit in an amount reasonably determined by Landlord as necessary to cover any amounts owed by Tenant for the clean-up and repair of the Premises and Actual Operating Expenses during the Term.

6.   USES; HAZARDOUS MATERIAL.

             (a)   Use. Tenant agrees that it will, during the Term, use the Premises for general office purposes, and for no other business or purpose. Tenant, at its sole cost and expense, shall promptly comply with all local, state and federal laws, statutes, ordinances and governmental rules, regulations or requirements now in force or which may hereinafter be in force, including, without limitation, the Americans with Disabilities Act, 42 U.S.C. § 12101 et seq. and any governmental regulations relating thereto, including any required alterations to the Premises for purposes of “public accommodations” under such statute; provided, however, that Tenant shall not be obligated to make any structural alterations to the Building, the Building Systems or the common areas of the Project unless such alteration(s) are required as a result of the Tenant Improvements. Tenant shall not use or permit the Premises to be used in any manner nor do any act which would increase the existing rate of insurance on the Project or cause the cancellation of any insurance policy covering the Project, nor shall Tenant permit to be kept, used or sold, in or about the Premises, any article which may be prohibited by the standard form of fire insurance policy, unless Tenant obtains an endorsement to the policy allowing such activity. Tenant shall not during the Term (i) commit or allow to be committed any waste upon the Premises, or any public or private nuisance in or around the Project, (ii) allow any sale by auction upon the Premises, (iii) place any loads upon the floor, walls, or ceiling of the Premises which endanger the Building, (iv) use any apparatus, machinery or device in or about the Premises which will cause any substantial noise or vibration or in any manner damage the Building, (v) place any harmful liquids in the drainage system or in the soils surrounding the Project, or (vi) disturb or unreasonably interfere with other tenants of the Project. If any of Tenant’s office machines or equipment disturbs the quiet enjoyment of any other tenant in the Building, then Tenant shall provide adequate insulation, or take such other action as may be necessary to eliminate the disturbance, all at Tenant’s sole cost and expense.

             (b)   Hazardous Material. As used herein, the term “Hazardous Material” means any hazardous or toxic substance, material or waste which is or becomes regulated by, or is dealt with in, any local governmental authority, the State of California or the United States Government. Accordingly, the term “Hazardous Material” includes, without limitation, any material or substance which is (i) defined as a “hazardous waste,” “extremely hazardous waste” or “restricted hazardous waste” under Sections 25115, 25117 or 25122.7, or listed pursuant to Section 25140 of the California Health and Safety Code, Division 20, Chapter 6.5 (Hazardous Waste Control Law), (ii) defined as a “hazardous substance” under Section 25316 of the California Health and Safety Code, Division 20, Chapter 6.95 (Hazardous Materials Release Response Plans and Inventory), (iii) defined as a “hazardous substance” under Section 25281 of the California Health and Safety Code, Division 20, Chapter 6.7 (Underground Storage of Hazardous Substances), (iv) petroleum, (v) asbestos, (vi) listed under Article 9 or defined as hazardous or extremely hazardous pursuant to Article 11 of Title 22 of the California Administrative Code, Division 4, Chapter 20, (vii) designated as a “hazardous substance” pursuant to Section 311 of the Federal Water Pollution Control Act (33 U.S.C. § 1317), (viii) defined as a “hazardous waste” pursuant to Section 1004 of the Federal Resource Conservation and Recovery Act, 42 U.S.C. § 6902 et seq., or (ix) defined as a “hazardous substance” pursuant to Section 101 of the Compensation and Liability Act, 42 U.S.C. § 9601 et seq. Tenant shall not (either with or without negligence) cause or permit the escape, disposal or release of any Hazardous Materials. Tenant shall not allow the storage or use of Hazardous Materials in any manner not sanctioned by law or by the highest standards prevailing in the industry for the storage or use of such substances or materials, nor allow to be brought onto the Building or Project any such materials or substances, except that Tenant may maintain products in the Premises which are incidental to the operation of its offices, such as photocopy supplies, secretarial supplies and limited janitorial supplies which products contain chemicals which are categorized as Hazardous Materials, provided that the use of such products in the Premises by Tenant shall be in compliance with applicable laws and shall be in the manner in which such products are designed to be used. In addition, Tenant shall execute affidavits, representations and the like from time to time at Landlord’s request concerning Tenant’s best knowledge and belief regarding the presence of Hazardous Materials on the Premises. The covenants of this Section 6(b) shall survive the expiration or earlier termination of the Lease.

             (c)   Environmental Obligations. Landlord and Tenant shall notify each other in writing of (i) any enforcement, clean-up, removal or other governmental action instituted with regard to Hazardous Materials involving the Project, (ii) any claim made by any person against either of the parties related to Hazardous Materials in the Premises or the Project, (iii) any reports made to any governmental agency arising out of or in connection with Hazardous Materials in the Premises or the Project including, without limitation, any complaints, notices or warnings, and (iv) any spill, release, discharge or disposal of Hazardous Materials in the Premises or the Project that is required to be reported to any governmental agency or authority under any applicable governmental law, rule or regulation. Tenant shall indemnify and hold Landlord and its affiliates harmless with respect to any environmental claims or liabilities which occur as a result of the breach by Tenant of any of Tenant’s covenants set forth in Section 6(b) above or this Section 6(c) and from any escape, seepage, leakage, spillage, discharge, emission, release from, onto or into the Premises, the Building or the Project of any Hazardous Materials to the extent caused by Tenant or Tenant’s agents, contractors, trustees, partners, members, shareholders, officers, employees, guests or invitees (collectively, “Tenant Parties”).

             (d)   Hazardous Materials. To Landlord’s knowledge based solely on that certain Phase I Environmental Report dated April 16, 1999, prepared by EMG, Report Number 54376, there are no Hazardous Materials (other than those incidental to the construction and operation of the Building or the Project such as painting supplies, photocopy supplies, secretarial supplies and janitorial supplies) present in the Project or the soil, surface water or ground water on or under the Property, and to Landlord’s knowledge there are no actions or proceedings pending against the Property or the Project relating to the presence of Hazardous Materials in the Project or the soil, surface water or ground water on or under the Property.

7.   Maintenance And Repairs

             (a)   Landlord’s Obligations. Landlord shall maintain and keep in good repair the foundations, exterior walls, structural portions of the roof and other structural portions of the Building, and shall maintain the electrical, plumbing, heating and ventilating equipment in the Building, except such portions thereof as may be specially installed for Tenant or otherwise altered by Tenant in connection with Tenant’s work or otherwise; and except that all damage or injury to the Premises, the Building or the equipment and improvements therein caused by any act, neglect, misuse or omission of any duty by Tenant or by any persons who may be in or upon the Premises, the Building or the Project with the express or implied consent of Tenant shall be paid by Tenant. Landlord shall not be liable for any failure to make any such repairs or to perform any maintenance unless such failure shall persist for an unreasonable time after written notice of the need of such repairs or maintenance is given by Tenant to Landlord. Tenant hereby waives and releases its right to make repairs at Landlord’s expense under Sections 1941 and 1942 of the California Civil Code or under any similar law, statute or ordinance now or hereafter in effect. Other than Landlord’s obligation to provide phone and cable connections to the designated main electrical/communications room for each floor pursuant to Exhibit G hereto, Landlord makes no warranty as to the quality, continuity or availability of the telecommunications services in the Building, and Tenant hereby waives any claim against Landlord for any actual or consequential damages (including damages for loss of business) if Tenant’s telecommunications services in any way are interrupted, damaged or rendered less effective, except to the extent caused by the gross negligence or willful misconduct of Landlord, its agents or employees.

             (b)   Tenant’s Obligations. Tenant shall at its expense maintain, repair and replace all portions of the Premises and the equipment or fixtures relating thereto, except to the extent specified in Section 7(a), above, at all times in good condition and repair, all in accordance with the laws of the State of California and all health, fire, police and other ordinances, regulations and directives of governmental agencies having jurisdiction over such matters. Tenant shall replace, at Tenant’s sole expense, with glass of the same size, specifications and quality, with signs thereon, if required (i) any glass that may be broken inside the Premises if done through any fault or negligence of any of the Tenant Parties, and (ii) any glass that may be broken elsewhere in the Building or the Project if done through any fault or negligence of any of the Tenant Parties. At the expiration of the Term, Tenant shall surrender the Premises in broom-clean condition, normal wear and tear and damage by fire or other casualty excepted. Tenant shall indemnify Landlord for any loss or liability resulting from any delay by Tenant in surrendering the Premises to Landlord as provided herein. Except to the extent repairs may be required as a result of Tenant’s Alterations, Tenant shall have no obligation to repair or maintain (a) any structural walls, beams or floors, (b) any public stairs, fire tower and tower court, elevators, elevator shafts and machine rooms, with their finished enclosing walls and columns, or (c) any mechanical (including HVAC), plumbing, conduits, electric, UPS, security and all other installations for utilities, telecommunications systems, fire/life safety and other Building automation and service systems (collectively, “Systems”) unless such Systems serve Tenant exclusively.

8.   ALTERATIONS.

             (a)   Landlord’s Consent. Tenant shall not make any alterations, additions or improvements (collectively, “Alterations”) in or to the Premises or make changes to locks on doors or add, disturb or in any way change any plumbing or wiring without obtaining the prior written consent of Landlord, which consent shall not be unreasonably withheld provided that the Alterations do not affect the Building’s structure, safety, systems or aesthetics or cause the release of Hazardous Substances. Notwithstanding the foregoing, Landlord’s consent shall not be required for interior, non-structural Alterations and cosmetic and decorative work (such as painting or wall covering) costing less than $15,000 in the aggregate over a six month period, provided that such Alterations, cosmetic or decorative work do not adversely affect utility services or plumbing or electrical lines or other systems of the Building, and shall be performed in accordance with the provisions of this Lease. Simultaneously with its requests for Landlord’s written consent to proposed Alterations, Tenant may request, in writing, that Landlord determine whether Landlord will require Tenant to remove such proposed Alterations (and repair any damage caused by such removal) at the expiration or earlier termination of the Term, which determination shall be made in the reasonable discretion of Landlord, provided, however, that Landlord’s decision to require Tenant to remove any such proposed Alteration at the expiration or earlier termination of the Term shall in any event be deemed reasonable if the proposed Alteration(s) are for non-standard office installations (e.g. high density filing, internal stairways, reinforced flooring, etc.). Landlord’s failure to advise Tenant in writing regarding the removal of any approved Alterations at the expiration or earlier termination of this Lease shall be deemed a denial of Tenant’s request for consent not to remove such Alteration at the end of the term. Tenant shall not be required to remove any of the initial improvements constructed pursuant to Section 30 hereof.

             (b)   Performance of Work. All Alterations shall be made at Tenant’s sole expense and by contractors or mechanics approved in advance in writing by Landlord, such approval not to be unreasonably withheld or delayed. All Alterations shall be made at such times and in such manner as Landlord may from time to time designate, and shall become the property of Landlord without its obligation to pay therefor at the expiration or earlier termination of this Lease. All work with respect to any Alterations shall be performed in a good and workmanlike manner, shall be of a quality equal to or exceeding the then existing construction standards for the Project and must be of a type, and the floors and ceilings must be finished in a manner, customary for general office use and other uses common to first-class (Class A) office buildings in the vicinity. Alterations shall be diligently prosecuted to completion to the end that the Premises shall be at all times a complete unit except during the period necessarily required for such work. All Alterations shall be made strictly in accordance with all laws, regulations and ordinances relating thereto, and no interior improvements installed in the Premises may be removed unless the same are promptly replaced with interior improvements of the same or better quality. All Alterations shall be done in compliance with all other applicable provisions of this Lease and with all applicable laws, ordinances, directions, rules and regulations of governmental authorities having jurisdiction, including, without limitation, The Americans with Disabilities Act of 1990 and similar present or future laws, and rules and regulations issued pursuant thereto. All work shall be performed with union labor having the proper jurisdictional qualifications, if reasonably required by Landlord, and Tenant shall keep the Building and the Premises free and clear of all liens for any work or material claimed to have been furnished to Tenant or to the Premises. Any Alterations performed by Tenant shall be done in a manner which will not unreasonably interfere with or disturb other tenants or occupants of the Building or any contractors, agents or employees of Landlord in their performance of work with respect to the Building other than the Premises. Landlord hereby reserves the right to require any contractor or mechanic working in the Premises to provide lien waivers and liability insurance covering the Alterations to the Premises and to require Tenant to secure, at Tenant’s sole cost and expense, completion and lien indemnity bonds satisfactory to Landlord, and/or to require such other instruments as may be reasonably requested by Landlord. In addition to the foregoing, Tenant shall provide Landlord with evidence that Tenant carries “Builder’s All Risk” insurance in an amount approved by the Landlord covering the construction of such Alterations, and such other insurance as the Landlord may require, it being understood and agreed that all of such Alterations shall be insured by Tenant pursuant to Section 14(a) of this Lease immediately upon completion thereof. Prior to the performance of any Alterations, Tenant shall allow Landlord to enter the Premises and post appropriate notices to avoid liability to contractors or material suppliers for payment for any Alterations. All Alterations shall remain in and be surrendered with the Premises as a part thereof at the expiration or earlier termination of this Lease, without disturbance, molestation or injury, provided that Landlord may require any Alterations to be removed upon the expiration or earlier termination of this Lease. In such event, all expenses to restore said space to normal building standards shall be borne by Tenant. If Tenant fails to complete the removal and/or to repair any damage caused by the removal of any Alterations which are required to be removed as provided above, Landlord may do so and may charge the cost thereof to Tenant.

             (c)   Landlord’s Expenses; Administrative Fee. Tenant shall pay to Landlord, as additional rent, any reasonable out-of-pocket costs incurred by Landlord in connection with the review, approval and supervision of the Alterations and for any additional Building services provided to Tenant or to the Premises in connection with any such alterations, additions or improvements which are beyond the normal services provided to occupants of the Building. Tenant shall also pay to Landlord an administration fee equal to five percent (5%) of the cost of the work to compensate Landlord for the administrative costs incurred in the review, approval and supervision of the Alterations (other than the initial Tenant Improvements for the Premises constructed pursuant to Paragraph 30 hereof). Under no circumstances shall Landlord be liable to Tenant for any damage, loss, cost or expense incurred by Tenant on account of Tenant’s plans and specifications, Tenant’s contractors or subcontractors, or Tenant’s design of any work, construction of any work or delay in completion of any work.

9.   TENANT’S PROPERTY

             (a)   Removal Upon Expiration of Lease. All articles of personal property and all business and trade fixtures, machinery and equipment, furniture and movable partitions owned by Tenant or installed by Tenant at its expense in the Premises shall be and remain the property of Tenant and may be removed by Tenant at any time during the Term, subject to the other requirements of this Lease. If Tenant shall fail to remove all of such property from the Premises at the expiration of the Term or within ten (10) days after any earlier termination of this Lease for any cause whatsoever, Landlord may, at its option, remove the same in any manner that Landlord shall choose, and store such property without liability to Tenant for loss thereof. In such event, Tenant agrees to pay Landlord upon demand any and all expenses incurred in such removal, including court costs and attorneys’ fees and storage charges on such property for any length of time that the same shall be in Landlord’s possession. Landlord may, at its option, without notice, sell said property or any of the same, at private sale and without legal process, for such price as Landlord may obtain and apply the proceeds of such sale to any amounts due under this Lease from Tenant to Landlord and to the expense incident to the removal and sale of said property.

             (b)   Personal Property Taxes. Tenant shall be liable for and shall pay, at least ten (10) days before delinquency, all taxes levied against any personal property or trade fixtures placed by Tenant in or about the

Premises. If any such taxes on Tenant’s personal property or trade fixtures are levied against Landlord or Landlord’s property or if the assessed value of the Premises or Landlord’s obligations are increased by a value placed upon such personal property or trade fixtures of Tenant and if Landlord, after written notice to Tenant, pays the taxes or obligations based upon Tenant’s personal property or trade fixtures, which Landlord shall have the right to do regardless of the validity thereof, but only under proper protest if requested by Tenant, Tenant shall, upon demand, repay to Landlord the taxes or obligations so levied against Landlord, or the portion of such taxes or obligations resulting from such increase in the assessment.

10.   ENTRY BY LANDLORD. After reasonable notice (except in emergencies, where no such notice shall be required), Landlord, its authorized agents, contractors, and representatives shall at any and all times have the right to enter the Premises to inspect the same, to supply janitorial service and any other service to be provided by Landlord to Tenant hereunder, to show the Premises to prospective purchasers, to post notices, to alter, improve or repair the Premises or any other portion of the Building, all without being deemed guilty of any eviction of Tenant and without abatement of rent. Landlord, its authorized agents and representatives shall also have the right after reasonable notice to Tenant (which may be written or oral) to enter the Premises during the final twelve (12) months of the Term to show the Premises to prospective tenants without being deemed guilty of an eviction of Tenant and without any abatement of rent. Landlord may, in order to carry out such purposes, erect scaffolding and other necessary structures where reasonably required by the character of the work to be performed, provided that the business of Tenant shall be interfered with as little as is reasonably practicable. Landlord shall at all times have and retain a key with which to unlock all doors in the Premises, excluding Tenant’s vaults and safes. Landlord shall have the right to use any and all means which Landlord may deem proper to open said doors in an emergency in order to obtain entry to the Premises. Any entry to the Premises obtained by Landlord pursuant to the terms hereof shall not be deemed to be a forcible or unlawful entry into the Premises, or an eviction of Tenant from the Premises or any portion thereof, and Tenant hereby waives any claim for damages for any injury or inconvenience to or interference with Tenant’s business, any loss of occupancy or quiet enjoyment of the Premises, and any other loss in, upon and about the Premises except to the extent of any loss or damage resulting from the gross negligence or willful misconduct of Landlord, its agents or employees.

11.   LIENS AND INSOLVENCY. Tenant shall keep the Premises, the Building and the Project free from any liens or encumbrances of any kind or nature arising out of any work performed, materials ordered or obligations incurred by or on behalf of Tenant. If Tenant becomes insolvent, makes an assignment for the benefit of creditors, or if legal proceedings are instituted seeking to have Tenant adjudicated bankrupt, reorganized or rearranged under the bankruptcy laws of the United States, or if this Lease shall, by operation of law or otherwise, pass to any person or persons or entity other than Tenant, Landlord may, at its option, terminate this Lease, which termination shall reserve unto Landlord all of the rights and remedies available under Sections 27 and 29 hereof, and Landlord may accept rent from such trustee, assignee or receiver without waiving or forfeiting said right of termination.

12.   INDEMNIFICATION. Except to the extent caused by the gross negligence or willful misconduct of Landlord, its agents and/or employees (collectively, the “Landlord Parties”), Tenant shall indemnify, defend and hold harmless Landlord Parties from and against all claims, losses, liabilities, damages, costs, expenses and claims arising from or relating to (a) Tenant’s use of the Premises or the conduct of its business or any activity, work, or thing done, permitted or suffered by Tenant in or about the Premises, (b) any breach or default in the performance of any obligation to be performed by Tenant under the terms of this Lease, (c) any act, neglect, fault or omission of any of the Tenant Parties, and (d) all costs, attorneys’ fees, expenses and liabilities incurred in or about such claims or any action or proceeding brought thereon. In case any action or proceeding shall be brought against any of the Landlord Parties by reason of any such claim, Tenant upon written notice from Landlord shall defend the same at Tenant’s expense by counsel reasonably approved in writing by Landlord. Tenant, as a material part of the consideration to Landlord, hereby assumes all risk of and waives all claims against the Landlord Parties with respect to damage to property or injury to persons in, upon or about the Premises from any cause whatsoever except that which is caused by (i) the gross negligence or willful misconduct of the Landlord, its employees acting within the scope of their employment or Landlord’s agents acting within the scope of their agency relationship with Landlord, or (ii) the failure of Landlord to observe any of the terms and conditions of this Lease where such failure has persisted for an unreasonable period of time after written notice to Landlord of such failure.

13.   DAMAGE TO TENANT’S PROPERTY. Notwithstanding anything to the contrary in this Lease, the Landlord Parties shall not be liable for (a) any damage to any property entrusted to employees of the Project or its property managers, or damage to any property by theft or otherwise, (b) any injury or damage to persons or property resulting from fire, explosion, falling plaster, steam, gas, electricity, water or rain which may leak from any part of the

Building or from the pipes, appliances or plumbing work therein or from the roof, street or sub-surface or from any other place or resulting from dampness or any other cause whatsoever, or (c) any damage or loss to the business or occupation of Tenant arising from the acts or neglect of other tenants or occupants of, or invitees to, the Project, except to the extent that such damage is due to the gross negligence or willful misconduct of (i) Landlord or its employees acting within the scope of their employment, or (ii) Landlord’s agents acting within the scope of their agency relationship with Landlord. Tenant shall give prompt written notice to Landlord in case of fire or accident in the Premises or in the Building or of defects therein or in the fixtures or equipment.

14.   INSURANCE. During the term of the Lease, Landlord agrees that it shall maintain fire and extended coverage insurance for the full replacement cost of the Building (excluding improvements to the Premises and the fixtures and personal property of Tenant located therein). Tenant shall, during the entire term of this Lease and any other period of occupancy, at its sole cost and expense, keep in full force and effect the following insurance:

             (a)   All-Risk Property Insurance. Standard form property insurance insuring against the perils of fire, vandalism, malicious mischief, cause of loss-special form (“All-Risk”), sprinkler leakage, earthquake sprinkler leakage and earthquake coverage. This insurance policy shall be upon all trade fixtures and other property owned by Tenant, for which Tenant is legally liable and/or that was installed by or on behalf of Tenant, and which is located in the Building, including, without limitation, Alterations, furniture, fittings, installations, fixtures, tenant improvements and any other personal property, in an amount not less than the full replacement cost thereof. If there shall be a dispute as to the amount which comprises full replacement cost, the decision of Landlord or any mortgagees of Landlord shall be conclusive. This insurance policy shall also insure the direct or indirect loss of Tenant’s earnings attributable to Tenant’s inability to use fully or obtain access to the Premises or the Project in the amount as will properly reimburse Tenant for a period of one (1) year following such loss of use or access. Such policy shall name Landlord and any mortgagees of Landlord as additional insured parties, as their respective interests may appear.

             (b)   Liability Insurance. Commercial General Liability Insurance insuring Tenant against any liability arising out of the lease, use, occupancy, or maintenance of the Premises and all areas appurtenant thereto. Such insurance shall be in the amount of Three Million Dollars ($3,000,000) Combined Single Limit for injury to or death of one or more persons in an occurrence and Five Million Dollars ($5,000,000) aggregate, and for damage to tangible property (including loss of use) in an occurrence, with an Additional Insured—Landlord Endorsement. The policy shall insure the hazards of premises and operations, independent contractors, contractual liability (covering the indemnity contained in Section 12 hereof) and shall (i) name Landlord as an additional insured, (ii) contain a cross-liability provision, (iii) contain a provision that “the insurance provided the landlord hereunder shall be primary and noncontributing with any other insurance available to the landlord,” and (iv) include fire legal liability coverage in the amount of One Million Dollars ($1,000,000).

             (c)   Workers’ Compensation Insurance. Workers’ Compensation and Employer’s Liability Insurance (as required by state law).

             (d)   Boiler and Machinery Insurance. If Tenant installs any boiler, pressure object, machinery, fire suppression system, supplemental air conditioning or other mechanical equipment within the Premises, Tenant shall also obtain and maintain at Tenant’s expense, boiler and machinery insurance covering loss arising from the use of such equipment.

             (e)   Other Insurance. Any other form or forms of insurance as Tenant or Landlord or any mortgagees of Landlord may reasonably require from time to time in form, amounts and for insurance risks against which a prudent tenant would protect itself provided that such insurance is available at commercially reasonable rates and at the time of request is customarily required to be carried by commercial office tenants in Southern Marin County.

All such policies shall be written in a form satisfactory to Landlord and shall be taken out with insurance companies qualified to issue insurance in the State of California and holding an A.M. Best’s Rating of “A” and a Financial Size Rating of “VIII” or better, as set forth in the most current issue of Best’s Key Rating Guide. Such insurance shall provide that it is primary insurance, and not contributory with any other insurance in force for or on behalf of Landlord. Prior to the commencement of the Term, Tenant shall deliver to Landlord certificates of insurance evidencing the existence of the amounts and forms of coverage required above and, except for the All-Risk insurance, naming Landlord and any other person reasonably specified by Landlord, as an additional insured. No such policy shall be cancelable, terminable or reducible in coverage except after thirty (30) days prior written notice to Landlord. Tenant shall, within ten (10) days prior to the expiration of such policies, furnish Landlord with renewals or “binders” thereof, or Landlord may order such insurance and charge the cost thereof to Tenant as additional rent, if Tenant fails to so notify Landlord. If Landlord obtains any insurance that is the responsibility of Tenant under this Section 14, Landlord shall deliver to Tenant a written statement setting forth the cost of any such insurance and showing in reasonable detail the manner in which it has been computed.

15.   WAIVER OF SUBROGATION. Whether any loss or damage to or within the Project, the Building and/or the Premises is due to the negligence of either of the parties hereto, their agents or employees, or any other cause, Landlord and Tenant do each herewith and hereby release and relieve the other from responsibility for, and waive their entire claim of recovery, for (a) any loss or damage to the real or personal property of the other located anywhere in the Project and including the Project itself, arising out of or incident to the occurrence of any of the perils which are covered by any fire insurance policy covering the Project; or (b) loss resulting from business interruption at the Premises, arising out of or incident to the occurrence of any of the perils which are covered by any business interruption insurance policy covering the Project. To the extent that such risks under Clauses (a) and (b) are, in fact, covered by insurance, each party shall cause its insurance carriers to consent to such waiver and to waive all rights of subrogation against the other party. Notwithstanding the foregoing, no such release shall be effective unless the aforesaid insurance policy or policies shall expressly permit such a release or contain a waiver of the carrier’s right to be subrogated.

16.   CASUALTY. If the Building and/or the Premises are damaged by fire or other perils covered by insurance carried by Landlord, Landlord shall have the following rights and obligations:

             (a)   Repair and Restoration

               (1)   If (A) the Building is damaged or destroyed by any such peril, to the extent the cost to repair exceeds twenty-five percent (25%) of the then full replacement value thereof, or (B) the damage to the Building or the Premises by any such peril is such that the Building and/or the Premises cannot reasonably be repaired, reconstructed and restored within six (6) months from the date of such damage or destruction, Landlord shall, at its sole option, as soon as reasonably possible thereafter, either (i) commence or cause the commencement of the repair, reconstruction and restoration of the Building and/or the Premises and prosecute or cause the same to be prosecuted diligently to completion, in which event this Lease shall remain in full force and effect; or (ii) within sixty (60) days after such damage or destruction, elect not to so repair, reconstruct or restore the Building and/or the Premises, in which event this Lease shall terminate. In either event, Landlord shall give Tenant written notice of its intention and the estimated time required to complete the repairs within said sixty (60) day period. If Landlord elects not to restore the Building and/or the Premises, this Lease shall be deemed to have terminated as of the date of such damage or destruction.

               (2)   If the Building and/or the Premises are partially damaged or destroyed by any such peril, to the extent the cost to repair is twenty-five percent (25%) or less of the then full replacement value of the Building, and if the damage thereto is such that the Building and/or the Premises, as the case may be, reasonably may be repaired, reconstructed or restored within a period of six (6) months from the date of such damage or destruction, then Landlord shall commence or cause the commencement of and diligently complete or cause the completion of the work of repair, reconstruction and restoration of the Building and/or the Premises and this Lease shall continue in full force and effect.

             (b)   Casualty Near the End of the Term. During the last year of the Term (as the same may be extended pursuant to Section 40 hereof), if the Premises shall be damaged or destroyed by fire or other perils and substantial completion of restoration of the Premises shall require a period longer than one hundred twenty (120) days, then either Landlord or Tenant may elect to terminate this Lease, provided that the party making such election shall give written notice of its intention to the other party within sixty (60) days after the date it is advised of such repair period.

             (c)   Uninsured Casualties. If damage or destruction of the Building and/or the Premises is due to any cause not covered by collectible insurance carried by Landlord at the time of such damage or destruction, Landlord may elect to terminate this Lease. If the repairing or restoring of the damage is delayed or prevented for longer than six (6) months after the occurrence of such damage or destruction by reason of weather, acts of God, governmental restrictions, inability to procure the necessary labor or materials, or any cause that is beyond the reasonable control of Landlord, Landlord may elect to be relieved of its obligation to make such repairs or restoration and terminate this Lease. Further, Landlord shall not have any obligation to repair, reconstruct or restore the Premises and may terminate this Lease when the damage resulting from any casualty covered under this Section 16 occurs during the last twelve (12) months of the Term (as the same may be extended). Notwithstanding the foregoing, if the uninsured damage or destruction is confined to the interior of the Premises and such damage or destruction does not in any way affect the roof, structural portions of the Building or any mechanical or building systems, Tenant may, by written notice to Landlord within 5 days after Landlord’s election to terminate this Lease, elect to repair and restore the Premises at Tenant’s sole cost and expense with contractors approved in writing by Landlord. Tenant shall indemnify Landlord for any loss, cost, damage or liability incurred by Landlord with respect to such repairs or restoration, and Tenant shall cause any such to be performed in compliance with the requirements contained in this Lease, including but not limited to Section 8(b), and during such repair and restoration Tenant shall continue to timely pay to Landlord any and all Basic Rent and Additional Rent due to Landlord pursuant to the terms of this Lease. Nothing contained herein shall be deemed a waiver of Landlord’s obligations, if any, under Section 14 of this Lease.

             (d)   Tenant’s Termination Right. If the work of repair, reconstruction and restoration in connection with damage or destruction of the Building and/or Premises is of a nature that it materially adversely interferes with the operation of Tenant’s business in the Premises while such repairs and/or restoration are underway, and shall require a period longer than twelve (12) months to complete, then Tenant may elect to terminate this Lease, provided that Tenant shall give written notice to Landlord of its intention within sixty (60) days after the date it is advised of such repair period.

             (e)   Termination of Lease. Upon any termination of this Lease under any of the provisions of this Section 16, Landlord and Tenant shall each be released without further obligation to the other from the date possession of the Premises is surrendered to Landlord or such other date as is mutually agreed upon by Landlord and Tenant except for payments or other obligations which have theretofore accrued and are then unpaid or unperformed.

             (f)   Rent Abatement. In the event of repair, reconstruction and restoration by or through Landlord as herein provided, the Basic Rent payable under this Lease and Tenant’s Proportionate Share in any increase in Operating Expenses over the Base Year shall be abated proportionately to the degree to which Tenant’s use of the Premises is materially impaired during the period from the occurrence of the casualty until termination of the Lease pursuant to Section 16(d) or until completion of such repair, reconstruction or restoration. Tenant shall not be entitled to any compensation or damages for loss of the use of the whole or any part of the Premises and/or any inconvenience or annoyance occasioned by such damage, repair, reconstruction or restoration, nor shall Tenant be entitled to (i) the proceeds of any insurance carried by Landlord, or (ii) insurance proceeds payable or received by Tenant in connection with the Tenant Improvements or any other improvements initially constructed or installed by the Landlord and insured by the Tenant pursuant to Section 14 hereof (collectively, the “Tenant Buildout Proceeds”), including those in excess of the amount required by Landlord for such repair, reconstruction or restoration. Tenant shall not be released from any of its obligations under this Lease due to damage or destruction of the Building and/or the Premises except to the extent and upon the conditions expressly stated in this Section 16.

             (f)   Extent of Repair Obligation. If Landlord is obligated to or elects to repair or restore as herein provided, Landlord shall be obligated to make repair or restoration only of those portions of the Building and the Premises which were originally provided at Landlord’s expense, and the repair and restoration of items not provided at Landlord’s expense shall be the obligation of Tenant. Tenant shall assign and deliver to the Landlord any Tenant Buildout Proceeds, and Landlord shall thereafter, to the extent that it receives any such insurance proceeds, repair and restore such Tenant Improvements and other improvements.

             (g)   Waiver. The provisions of California Civil Code § 1932(2) and § 1933(4), which permit termination of a lease upon destruction of the Premises, are hereby waived by Tenant; and the provisions of this Section 16 shall govern in case of such destruction.

17.   CONDEMNATION

             (a)   Complete Taking. If the whole of the Project, the Building or the Premises or so much thereof shall be taken by condemnation or in any other manner for any public or quasi-public use or purpose so that a reasonable amount of reconstruction will not result in the Premises being reasonably suitable for Tenant’s continued occupancy, this Lease and the term and estate hereby granted shall terminate as of the date that possession of the Project, the Building or the Premises is so taken (herein called “Date of the Taking”), and the Basic Rent and other sums payable hereunder shall be prorated and adjusted as of such termination date.

             (b)   Partial Taking. If only a part of the Building, the Project or the Premises shall be so taken and the remaining part thereof after reconstruction is reasonably suited for Tenant’s continued occupancy, this Lease shall be unaffected by such taking, except that Landlord may, at its option, terminate this Lease by giving Tenant written notice to that effect within sixty (60) days after the Date of the Taking. In such event, this Lease shall terminate on the date that such notice from the Landlord to Tenant shall be given, and the Basic Rent and other sums payable hereunder shall be prorated and adjusted as of such termination date. Upon a partial taking after which this Lease continues in force as to any part of the Premises, the Basic Rent and other sums payable hereunder shall be adjusted according to the rentable area remaining.

             (c)   Award. Landlord shall be entitled to receive the entire award or payment in connection with any taking without deduction therefrom for any estate vested in Tenant by this Lease, and Tenant shall receive no part of such award, including any award for the “leasehold bonus value” of this Lease. Tenant hereby expressly assigns to Landlord all of its right, title and interest in and to every such award or payment. Notwithstanding the foregoing, nothing in this Section 17(c) shall prohibit Tenant from prosecuting a separate claim against the taking authority for an amount separately designated for Tenant’s relocation expenses or the interruption or damage to Tenant’s business or as compensation for the taking of Tenant’s personal property or trade fixtures paid for by Tenant, so long as payment of such award to Tenant shall not diminish any award otherwise payable to Landlord.

             (d)   Waiver. Except as may be otherwise provided herein, Tenant hereby waives and releases any right to terminate this Lease under Sections 1265.120 and 1265.130 of the California Code of Civil Procedure or under any similar law, statute or ordinance now or hereafter in effect relative to eminent domain, condemnation or takings.

18.   Assignment or Subletting.

             (a)   Landlord’s Consent. Without the express prior written consent of Landlord, Tenant shall not directly or indirectly, voluntarily or by operation of law, sell, assign, encumber, pledge, or otherwise transfer or hypothecate all of its interest in or rights with respect to the Premises (collectively, “Assignment”), or permit all or any portion of the Premises to be occupied by anyone other than Tenant or sublet all or any portion of the Premises or transfer a portion of its interest in or rights with respect to the Premises (collectively, “Sublease”).

             (b)   Notice to Landlord. If Tenant desires to enter into an Assignment or a Sublease, Tenant shall give written notice to Landlord of its intention to do so (the “Transfer Notice”), containing (i) the name of the proposed assignee or subtenant (collectively, “Transferee”), (ii) the nature of the proposed Transferee’s business to be carried on in the Premises, (iii) the material terms of the proposed Assignment or Sublease, including, without limitation, the commencement and expiration dates thereof and the rent payable thereunder, (iv) the portion of the Premises proposed to be subleased (the “Transfer Space”), and (v) the most recent financial statement or other equivalent financial information reasonably available to Tenant concerning the proposed Transferee. Within fifteen (15) days after Landlord’s receipt of the Transfer Notice, Landlord shall, by written notice to Tenant, elect to (1) terminate this Lease as to the Transfer Space, with a proportionate reduction in Basic Rent and Tenant’s Proportionate Share of increases in Operating Expenses over the Base Year, effective upon the date specified in Tenant’s notice as the proposed commencement date of the Assignment or Sublease, or (2) consent to the Sublease or Assignment, or (3) disapprove the Sublease or Assignment; provided, however, that if Landlord does not make an election under Clause (1) above, Landlord agrees not to unreasonably withhold its consent to the Sublease or Assignment. Landlord’s consent shall not be deemed to have been unreasonably withheld if the proposed sublessee or assignee is a new concern with no previous business history or if the proposed sublessee or assignee intends to use the Premises (x) for executive suites or any other use inconsistent with Section 6 or the operation of a first-class office building or (y) in a manner which would increase the use of, or the possibility of disturbance of, Hazardous Substances on the Property. Landlord’s failure to make such election within fifteen (15) days after Landlord’s receipt of the Transfer Notice shall be deemed to be Landlord’s disapproval of the proposed Sublease or Assignment.

             (c)   Permitted Transfers. If Landlord consents to any Sublease or Assignment as set forth in Section 18(b):

               (1)   Tenant may thereafter, within ninety (90) days after Landlord’s consent, enter into such Assignment or Sublease, but only with the party and upon the same terms as set forth in the Transfer Notice;

               (2)   In the case of a Sublease, Tenant shall pay to Landlord monthly, together with monthly installments of rent hereunder, fifty percent (50%) of the difference between (x) any and all sums payable to Tenant in connection with such Sublease (including key money, bonus money and any payment in excess of fair market value for services rendered by Tenant in connection with such Sublease or for assets, fixtures, inventory, equipment or furniture transferred by Tenant in connection with such Sublease), minus (y) the sum of the proportionate amount (on a rentable square footage basis) of Basic Rent payable by Tenant under this Lease for the space covered by such Sublease plus any actual and reasonable out-of-pocket costs incurred by the Tenant in connection with such Sublease (including brokerage commissions and legal fees) and the reasonable costs of Alterations to the Premises to prepare the Premises for such Sublease;

               (3)   In the case of an Assignment, Tenant shall pay to Landlord, as and when received, fifty percent (50%) of any transfer or assignment fee, purchase price or other consideration received by Tenant in connection with the Assignment attributable to the value of this Lease;

               (4)   Any Sublease or Assignment shall be subject to all of the provisions of this Lease, and Landlord’s consent to any Sublease or Assignment shall not be construed as a consent to any terms thereof which conflict with any of the provisions of this Lease except to the extent that Landlord specifically agrees in writing to be bound by such conflicting terms; and

               (5)   No Transferee (other than with respect to an assignment or sublease approved pursuant to Section 18(h) hereof) shall have the right to exercise any right or option under this Lease to lease additional space, extend the Term, or terminate this Lease.

             (d)   Continuing Liability. Tenant shall not be relieved of any obligation to be performed by Tenant under this Lease, including the obligation to obtain Landlord’s consent to any other Assignment or Sublease, regardless of whether Landlord consented to any Assignment or Sublease. Any Assignment or Sublease that fails to comply with this Section 18 shall be void and, at the option of Landlord, shall constitute an Event of Default by Tenant under this Lease. The acceptance of Basic Rent or other sums by Landlord from a proposed Transferee shall not constitute Landlord’s consent to such Assignment or Sublease.

             (e)   Assumption by Transferee. Each Transferee under an Assignment shall assume all obligations of Tenant under this Lease accruing from and after the effective date of such Assignment and shall be and remain liable jointly and severally with Tenant for the payment of Basic Rent, additional rent and other charges, and for the performance of all other provisions of this Lease accruing from and after the effective date of such Assignment. Each Transferee under a Sublease, other than Landlord, shall be subject to this Lease. No Assignment shall be binding on Landlord unless Landlord shall receive a counterpart of the Assignment and an instrument in recordable form that contains a covenant of assumption by the Transferee reasonably satisfactory in substance and form to Landlord and consistent with the requirements of this Section 18 but the failure of the Transferee to execute such instrument shall not release the Transferee from its liability as set forth above. Tenant shall reimburse Landlord, within fifteen (15) days after Tenant’s receipt of an invoice therefor, for any costs that Landlord may incur in connection with any proposed Assignment or Sublease, including Landlord’s reasonable attorneys’ fees and the costs of investigating the acceptability of any proposed Transferee.

             (f)   Default; Waiver. Any Assignment or Sublease in violation of this Section 18 shall be void and, at the option of Landlord, shall constitute a material default by Tenant under this Lease. The acceptance of rent or additional charges by Landlord from a purported assignee or sublessee shall not constitute a waiver by Landlord of the provisions of this Section 18.

             (g)   Change in Control. Any sale or other transfer, including by consolidation, merger or reorganization, of a majority of the voting stock of Tenant, if Tenant is a corporation (other than a sale of the majority of the stock of a publicly traded company in normal open market transactions), or any sale or other transfer of a majority of or a controlling interest in the partnership interests in Tenant, if Tenant is a partnership, or any sale or other transfer of a majority of or a controlling interest in the membership interests in Tenant, if Tenant is a limited liability company, or any sale or other transfer of a majority of the beneficial interests in Tenant or of any controlling interest in Tenant, if Tenant is a trust or other type of entity, shall be an Assignment for purposes of this Section 18. As used in this Section 18, the term “Tenant” shall also mean any entity which has guaranteed Tenant’s obligations under this Lease or any entity which directly or indirectly owns a majority of the voting stock or partnership or limited liability company or other beneficial interest of Tenant, and the prohibition hereof shall be applicable to any sales or transfers of the stock or partnership or limited liability company or other beneficial interest of said guarantor or majority owner.

             (h)   Approved Assignment/Sublease. Landlord shall consent to an assignment or Sublease by Tenant for all or any portion of the Premises to (1) the parent of Tenant or a wholly-owned subsidiary of Tenant, (2) an entity to which substantially all the assets of Tenant are transferred, (3) an entity into which Tenant may be merged or consolidated, (4) an entity to which all of the ownership interests of Tenant are transferred provided that (A) the transfer of the ownership interest of Tenant is in connection with a bona fide business transaction and not primarily for the purpose of transferring this Lease, (B) the business activities of the transferee are substantially similar to the business activities of Tenant and (C) the transferee has a net worth and liquidity equal to or greater than Tenant, or (5) an affiliate (as hereinafter defined) of Tenant; provided, however, that Tenant provides to Landlord (i) thirty (30) days prior written notice of such Assignment or Sublease in the case of an Assignment or Sublease pursuant to (1), (2) or (5) hereof, or, in the case of an Assignment pursuant to (3) or (4) above, as soon as possible following such merger or consolidation, (ii) audited, current financial statements of such transferee, or other financial statements certified as true and correct by either the chief executive officer or the chief financial officer of such transferee evidencing, to Landlord’s reasonable satisfaction, that such transferee has a net worth and liquidity equal to or greater than Tenant (a) as of the date of this Agreement, or (b) as of the date of such transfer, whichever is greater, and (iii) in the case of an Assignment, a fully executed assignment and assumption agreement wherein such assignee assumes all of the liabilities and obligations of the Tenant under this Lease. Nothing contained herein shall be deemed to modify or amend Section 18(d) hereof. The term “affiliate” as used herein shall mean an entity controlled by, controlling or under common control with Tenant, control shall mean ownership, directly or indirectly, of more than fifty percent (50%) of the equity and voting interests of Tenant. The Landlord’s rights (i) to terminate the Lease pursuant to Section 18(b) and (ii) to receive payments from Tenant pursuant to Section 18(c)(2) and Section 18(c)(3) shall not apply any proposed sublease or assignment pursuant to this Section 18(h), regardless of whether or not such assignment or sublease satisfies the requirements for Landlord’s consent pursuant to this Section 18(h).

19.   SUBORDINATION.

             (a)   Lease Subordinate. Tenant agrees that this Lease is and shall be subordinate to any mortgage, deed of trust, ground lease, underlying lease or other prior lien (hereinafter “Prior Lien”) that may heretofore or hereafter be placed upon the Project or the Building, and all renewals, replacements and extensions thereof, provided that Tenant’s agreement herein to subordinate to any future Prior Lien is subject to the execution of a subordination, non-disturbance and attornment agreement pursuant to Section 19(b) hereof. If any Prior Lien holder wishes to have this Lease prior to its Prior Lien, then and in such event, upon such Prior Lien holder’s notifying Tenant to that effect, this Lease shall be deemed prior to the Prior Lien. If any ground lease or underlying lease terminates for any reason or any mortgage or deed of trust is foreclosed or a conveyance in lieu of foreclosure is made for any reason, Tenant shall, notwithstanding any subordination, attorn to and become the tenant of the successor in interest to Landlord, provided that such successor in interest recognizes the interest of Tenant under this Lease if no default under this Lease then exists. Within fifteen (15) days of presentation, Tenant shall execute any documents which any such Prior Lien holder may require to effectuate the provisions of this Section 19(a).

             (b)   Non-Disturbance. Provided that Tenant shall execute and deliver the same, Landlord shall require any Prior Lien holder to execute and deliver a subordination, non-disturbance and attornment agreement, in recordable form, consistent with the provisions of this Section 19 and which shall provide, among other things, that for so long as no default exists hereunder: (i) no foreclosure or other conveyance of title to said holder shall extinguish or terminate this Lease or Tenant’s right of possession of the Premises hereunder, and Tenant shall not be made a party to any such proceeding, and (ii) no property owned or removable by Tenant shall be subject to any Prior Lien. Such subordination, non-disturbance and attornment agreement shall be in a form acceptable to the Prior Lien holder in question.

             (c)   Attornment. Tenant waives the provisions of any statute or rule of law now or hereafter in effect which may give or purport to give Tenant any right to terminate or otherwise adversely affect this Lease or Tenant’s obligations hereunder in the event any foreclosure proceeding is prosecuted or completed or in the event the Property, the Project, or the Building or Landlord’s interest therein is sold at a foreclosure sale or by deed in lieu of foreclosure. If this Lease is not extinguished upon such sale or by the purchaser following such sale or by the transferee in the event of a transfer by deed in lieu of foreclosure, then, at the request of such purchaser or transferee, Tenant shall attorn to such purchaser or transferee and shall recognize such purchaser or transferee as the landlord under this Lease. Within fifteen (15) days after the request of such purchaser, Tenant shall execute, acknowledge and deliver any requisite or appropriate document submitted to Tenant confirming such attornment.

20.   ESTOPPEL CERTIFICATE. Tenant will, upon ten (10) days prior request by Landlord, execute, acknowledge and deliver to Landlord a statement in writing executed by Tenant, substantially in the form of Exhibit D attached hereto, certifying, among other things, the date of this Lease, that this Lease is unmodified and in full force and effect (or, if there have been modifications, that this Lease is in full force and effect as modified, and setting forth such modifications) and the date to which the Basic Rent and additional rent and other sums payable hereunder have been paid, and either stating that to the knowledge of Tenant no default exists hereunder on the part of Landlord or Tenant or specifying each such default of which Tenant may have knowledge and such other matters as may be reasonably requested by Landlord. The parties agree and intend that any such statement by Tenant may be relied upon by any prospective purchaser or mortgagee of the Building or the Project. Tenant’s failure to timely deliver such a statement shall be deemed to be an acknowledgment by Tenant that this Lease is in full force and effect without modification (except as set forth by Landlord), there are no uncured defaults under this Lease by Landlord and no more than one monthly installment of Basic Rent and additional rent and other sums payable hereunder have been paid in advance.

21.   SERVICES.

             (a)   Standard Services. Landlord shall operate the Building in a manner consistent with the operation of Class A office buildings in Southern Marin County. Landlord shall maintain the public and common areas of the Project and the Building, such as lobbies, stairs, corridors and restrooms, in good order and condition except for damage occasioned by the acts or omissions of Tenant Parties, which shall be repaired at Tenant’s sole cost and expense. Landlord shall provide standard janitorial services to the Premises Monday through Friday, except for legal holidays. Such janitorial services shall not include the cleaning or maintenance of any refrigerator, sink, dishwasher, microwave oven, or any kitchenette area contained within the Premises. Landlord shall furnish the Premises with electricity for lighting and operation of low power usage office machines and elevator service at all times during the Term. Landlord shall furnish the Premises with heating or normal office air conditioning between the hours of 7:00 a.m. and 6:00 p.m., Monday through Friday, except for legal holidays, and between the hours of 9:00 a.m. and 12:00 p.m. on Saturday. Air conditioning units and electricity therefor or special air conditioning requirements, such as for any computer centers, and after-hours heating and air conditioning shall be at Tenant’s expense at an hourly rate established by the Landlord in its reasonable discretion from time to time. After hours heating and air conditioning shall be charged by the Landlord to the Tenant at the rate of $36.00/ hour and shall be payable by the Tenant as Additional Rent concurrently with the payment of Basic Rent hereunder. Tenant shall be solely responsible for the repair and maintenance of any separate heating, ventilating, air conditioning or other equipment installed in the Premises by the Tenant (with the Landlord’s consent) or by the Landlord as part of the Tenant Improvements. Landlord shall also provide lighting replacement for Landlord-furnished lighting, toilet room supplies, window washing with reasonable frequency and customary janitorial service. Landlord shall not be liable to Tenant for any loss or damage caused by or resulting from any variation, interruption or failure of said services due to any cause whatsoever except to the extent caused by the gross negligence or willful misconduct of Landlord, its contractors acting within the scope of their contractual obligations with Landlord, and its employees acting within the scope of their employment; and no temporary interruption or failure of such services incident to the making of repairs, Alterations or improvements due to accident or strike or conditions or events not under Landlord’s control shall be deemed an eviction of Tenant or relieve Tenant from any of Tenant’s obligations hereunder. Notwithstanding the foregoing, in the event of a failure or interruption of services for a period of time longer than fourteen (14) consecutive calendar days which is not caused by any act or omission of any of the Tenant Parties, Tenant shall be entitled to abatement of Basic Rent proportionate to that portion of the Premises rendered unusable by such interruption of services for the period of time beyond fourteen (14) consecutive calendar days that such services remain suspended, so long as Tenant actually vacates and ceases to occupy such area as rendered unusable.

             (b)   Overstandard Use. Tenant shall not, without the Landlord’s prior written consent, use heat-generating machines, machines other than normal office machines, a microwave, a dishwasher, a non-industrial refrigerator, or equipment or lighting other than the Building standard lights located in the Premises, which may affect the temperature otherwise maintained by the air conditioning system or increase the water normally furnished for the Premises by Landlord. If such consent is given, Landlord shall have the right to install supplementary air conditioning units or other facilities in the Premises, including supplementary or additional metering devices, and the cost thereof, including the cost of installation, operation and maintenance, increased wear and tear on existing equipment and other similar charges, together with an administrative fee in the amount set forth in Section 8(c), shall be paid by Tenant to Landlord upon billing by Landlord. If Tenant uses water or electricity in excess of that supplied by Landlord pursuant to subsection (a) above, Tenant shall pay to Landlord, upon billing, the cost of such excess consumption, the cost of the installation, operation and maintenance of equipment which is installed in order to supply such excess consumption, and the cost of the increased wear and tear on existing equipment caused by such excess consumption; and Landlord may install devices to separately meter any increased use and in such event Tenant shall pay the increased cost directly to Landlord, on demand, including the cost of such additional metering devices (including installment costs).

22.   SIGNS AND ADVERTISING. Landlord shall provide Tenant, at Landlord’s sole cost and expense, with Building standard signage (as such standard is established from time to time by Landlord) on the Building directory in the lobby of the Building. Tenant shall not erect or install or otherwise utilize signs, lights, symbols, canopies, awnings, window coverings or other advertising or decorative matter (collectively, “Signs”) on the windows, walls or exterior doors or otherwise visible from the exterior of the Premises without first (a) submitting its plans to Landlord and obtaining Landlord’s written approval thereof and (b) obtaining any required approval of any applicable governmental authority with jurisdiction at Tenant’s sole cost and expense. All Signs approved by Landlord shall be professionally designed and constructed in a first-class workmanlike manner. Landlord shall have the right to promulgate from time to time additional reasonable rules, regulations and policies relating to the style and type of said advertising and decorative matter which may be used by any occupant, including Tenant, in the Building, and may change or amend such rules and regulations from time to time as in its discretion it deems advisable. Tenant agrees to abide by such rules, regulations and policies. At the expiration or earlier termination of this Lease, all such signs, lights, symbols, canopies, awnings or other advertising or decorative matter attached to or painted by Tenant upon the Premises, whether on the exterior or interior thereof, shall be removed by Tenant at its own expense, and Tenant shall repair any damage or injury to the Premises or the Building, and correct any unsightly condition, caused by the maintenance and removal thereof.

23.   PARKING. Subject to the rules and regulations of the City and County where the Project is located, Tenant shall have the right to use the parking facilities for the Project in common with other tenants, guests and invitees of the Project during the Term of the Lease free of charge, subject to the rules and regulations applicable to the parking facilities, including, without limitation, hours of operation. The Project shall contain approximately four (4) parking spaces for each 1,000 square feet of usable office space. Access to and from the parking facilities shall be available in accordance with the Landlord’s rules and regulations established therefor from time to time.

24.   RULES AND REGULATIONS. Tenant agrees to observe and be bound by the Rules and Regulations applicable to the Project, a copy of which is attached hereto as Exhibit E. Landlord reserves the right to amend said Rules and Regulations as Landlord in its judgment may from time to time deem to be necessary or desirable for the safety, care and cleanliness of the Project and the preservation of good order therein, and Tenant agrees to comply therewith. Landlord may make concessions requested by a tenant without granting the same concessions to any other tenant. To the extent the Rules and Regulations conflict with this Lease, this Lease shall control.

25.   TIME. Time is of the essence of this Lease.

26.   QUIET ENJOYMENT. Landlord covenants to control its activities and personnel such that if and so long as Tenant pays the rent and performs the covenants contained in this Lease, Tenant shall hold and enjoy the Premises peaceably and quietly, subject to the provisions of this Lease.

27.   DEFAULTS AND REMEDIES.

             (a)   Defaults. The occurrence of any one or more of the following events shall constitute a default hereunder by Tenant (each an “Event of Default”):

               (1)   The failure by Tenant to make any payment of Basic Rent as and when due, where such failure shall continue for a period of three (3) days after written notice thereof from Landlord to Tenant; provided, however, that any such notice shall be in lieu of, and not in addition to, any notice required under California Code of Civil Procedure § 1161 regarding unlawful detainer actions.

               (2)   The failure by Tenant to make any payment of additional rent, other charges or any other payment required to be made by Tenant hereunder (other than Basic Rent), as and when due, where such failure shall continue for a period of five (5) days after written notice thereof from Landlord to Tenant.

               (3)   The failure by Tenant to observe or perform any of the express or implied covenants or provisions of this Lease to be observed or performed by Tenant, other than as specified in Section 27(a) above, where such failure shall continue for a period of ten (10) days after written notice thereof from Landlord to Tenant. Any such notice shall be in lieu of, and not in addition to, any notice required under California Code of Civil Procedure § 1161 regarding unlawful detainer actions. If the nature of Tenant’s default (other than a default specified in Section 27(a) above) is such that more than ten (10) days are reasonably required for its cure, then Tenant shall not be deemed to be in default if Tenant shall commence such cure within said ten (10) day period and thereafter diligently prosecute such cure to completion, and such completion shall occur not later than sixty (60) days from the date of such notice from Landlord.

               (4)   Any of the following: (i) The making by Tenant of any general assignment for the benefit of creditors; (ii) the filing by or against Tenant of a petition to have Tenant adjudged a bankrupt or a petition for reorganization or arrangement under any law relating to bankruptcy (unless, in the case of a petition filed against Tenant, the same is dismissed within thirty (30) days); (iii) the appointment of a trustee or receiver to take possession of substantially all of Tenant’s assets located at the Premises or of Tenant’s interest in this Lease, where possession is not restored to Tenant within thirty (30) days; or (iv) the attachment, execution or other judicial seizure of substantially all of Tenant’s assets located at the Premises or of Tenant’s interest in this Lease where such seizure is not discharged within thirty (30) days.

             (b)   Remedies. If an Event of Default exists, in addition to any other remedies available to Landlord at law or in equity, Landlord shall have the following rights and remedies:

               (1)   The right to terminate the Lease and pursue its rights and remedies provided by California Civil Code Section 1951.2, in which event Landlord may recover

                 (A)   The worth at the time of award of any unpaid rent which had been earned at the time of such termination; plus

                 (B)   The worth at the time of award of the amount by which the unpaid rent which would have been earned after termination until the time of award exceeds the amount of such rental loss that Tenant proves could have been reasonably avoided; plus

                 (C)   The worth at the time of award of the amount by which the unpaid rent for the balance of the Term after the time of award exceeds the amount of such rental loss that Tenant proves could have been reasonably avoided; plus

                 (D)   Any other amount necessary to compensate Landlord for all the detriment proximately caused by Tenant’s failure to perform its obligations under this Lease or which in the ordinary course of things would be likely to result therefrom, specifically including, but not limited to, brokerage commissions and advertising expenses incurred, expenses of remodeling the Premises or any portion thereof for a new tenant, whether for the same or a different use, and any special concessions made to obtain a new tenant; plus

                 (E)   At Landlord’s election, such other amounts in addition to or in lieu of the foregoing as may be permitted from time to time by applicable law.

  The term “rent” as used hereinabove shall be deemed to be and to mean all sums of every nature required to be paid by Tenant pursuant to the terms of this Lease, whether to Landlord or to others. As used herein, the “worth at the time of award” shall be computed by allowing interest at the rate of 12%, but in no case greater than the maximum amount of such interest permitted by law. As used herein, the “worth at the time of award” shall be computed by discounting such amount at the discount rate of the Federal Reserve Bank of San Francisco at the time of award plus one percent (1%).

               (2)   The rights and remedies provided by California Civil Code Section 1951.4, that allow Landlord to continue this Lease in effect and to enforce all of its rights and remedies under this Lease, including the right to recover Basic Rent, additional rent and other charges as they become due, for so long as Landlord does not terminate Tenant’s right to possession. Acts of maintenance or preservation, efforts to relet the Premises or the appointment of a receiver upon Landlord’s initiative to protect its interest under this Lease shall not constitute a termination of Tenant’s right to possession;

               (3)   The right to enter the Premises and remove therefrom all persons and property, store such property in a public warehouse or elsewhere at the cost of and for the account of Tenant, and sell such property and apply the proceeds therefrom pursuant to applicable California law;

               (4)   The right to take steps necessary or appropriate to have a receiver appointed for Tenant in order to take possession of the Premises and apply any rental collected and exercise all other rights and remedies granted to Landlord; and

               (5)   If an Event of Default occurs within the first six (6) years of the Term, the right to recover the full amount of the Tenant Improvement Allowance and any free rent granted by Landlord.

             (c)   Reentry. If an Event of Default exists, Landlord shall also have the right, with or without terminating this Lease, to re-enter the Premises and remove all persons and property from the Premises; such property may be removed and stored in a public warehouse or elsewhere at the cost of and for the account of Tenant. No re-entry or taking possession of the Premises by Landlord pursuant to this Section 27(c) shall be construed as an election to terminate this Lease unless a written notice of such intention is given to Tenant or unless the termination thereof is decreed by a court of competent jurisdiction.

             (d)   Remedies Cumulative; Waiver. All rights, options and remedies of Landlord contained in this Lease or provided by law or in equity shall be construed and held to be cumulative, and no one of them shall be exclusive of the other. No waiver of any default hereunder shall be implied from any acceptance by Landlord of any Basic Rent, additional rent or other charges due hereunder or any omission by Landlord to take any action on account of such default, and no express waiver shall affect any default other than as specified in said waiver. The consent or approval of Landlord to or of any act by Tenant requiring Landlord’s consent or approval shall not be deemed to waive or render unnecessary Landlord’s consent or approval to or of any subsequent similar acts by Tenant.

28.   TRANSFER OF LANDLORD’S INTEREST. In the event of any transfer or transfers of Landlord’s interest in the Project or the Building, other than a transfer for security purposes only, Tenant agrees that Landlord shall be automatically relieved of any and all obligations and liabilities on the part of Landlord accruing from and after the date of such transfer and Tenant agrees to attorn to the transferee.

29.   RIGHT TO PERFORM. If Tenant shall fail to pay any sum of money, other than Basic Rent required to be paid by it hereunder, or shall fail to perform any other act on its part to be performed hereunder, and such failure shall continue for ten (10) days after written notice thereof by Landlord, Landlord may, but shall not be obligated so to do, and without waiving or releasing Tenant from any obligations of Tenant, make any such payment or perform any such other act on Tenant’s part to be made or performed as provided in this Lease. Tenant shall reimburse Landlord for all costs incurred in connection with such payment or performance immediately upon demand.

30.   IMPROVEMENTS.

             (a)   Delivery of Premises. Landlord shall Substantially Complete (as hereinafter defined) the improvements to the Premises to be provided by Landlord pursuant to this Section 30, (the “Tenant Improvements”) and deliver the Premises to Tenant on or before the Estimated Delivery Date (as specified in Paragraph 10 of the Basic Lease Information), subject to extension as provided in this Section 30. Landlord and Tenant acknowledge and agree that prior to the date hereof, Landlord and Tenant have each approved the Space Plan and the Final Plans (as such terms are defined in Section 30(c)). If there is any delay in substantial completion of the improvements to the Premises due to (i) Tenant’s changes to the Space Plan or the Final Plans after the date hereof, (ii) any failure by Tenant to pay, on a timely basis, the Tenant Portion (as defined in Section 30(c) below), (iii) any work performed by Tenant in the Premises, or (iv) any other delay to the extent requested or caused by Tenant Parties (collectively, “Tenant’s Delay”), the Estimated Delivery Date and the Delivery Deadline (as specified in Paragraphs 10 and 11 of the Basic Lease Information) shall each be extended by one day for each day of such Tenant’s Delay. Further, if there is a delay in Substantial Completion of the improvements to the Premises due to Force Majeure, the Estimated Delivery Date and the Delivery Deadline shall each be extended by one day for each day of delay caused by Force Majeure; provided, however that the outside date for extension of the Delivery Deadline solely due to Force Majeure shall be June 30, 2002. Landlord agrees that Landlord shall notify Tenant in writing of any Tenant’s Delay. If the improvements in the Premises are not Substantially Complete on or before the Estimated Delivery Date, this Lease shall remain in full force and effect, provided that if such failure is not due to Force Majeure or Tenant’s Delay, the Commencement Date and the Expiration Date shall be extended to reflect the delay occasioned by such failure, and provided further, that in the event the improvements to the Premises are not Substantially Complete by the Delivery Deadline (as same may be extended for Tenant’s Delay and/or Force Majeure), Tenant may thereupon terminate this Lease by written notice to Landlord before the date that is ten (10) business days thereafter, in which event Landlord shall have no other or further liability or obligation hereunder to Tenant, except that Landlord shall promptly refund to Tenant the unused portion of the Rent paid to Landlord in advance, Security Deposit and/or the Tenant Improvement Deposit (as hereinafter defined). Landlord shall have no liability to Tenant due to delay in completing the Premises. No Basic Rent (as defined in Section 3) or additional rent shall accrue prior to the commencement of the Lease Term pursuant to Section 2(a) hereof. If any delay in substantially completing the improvements to the Premises is occasioned by Tenant’s Delay, the Commencement Date shall be the date that the Premises would have been Substantially Complete but for the Tenant’s Delay, but in no event sooner than the Estimated Delivery Date. “Substantially Complete” means that the improvements to the Premises have been completed in accordance with the Final Plans, even though minor details, adjustments or punch list items that do not materially interfere with Tenant’s use or occupancy of the Premises for normal business operations may remain to be completed.

             (b)   Tenant Improvement Allowance. Landlord shall provide Tenant an allowance for tenant improvements to the Premises in an amount not to exceed the Tenant Improvement Allowance specified in Paragraph 19 of the Basic Lease Information. The Tenant Improvement Allowance shall be used in accordance with the terms and conditions of this Section 30 or be forfeited.

             (c)   Plans and Drawings. Landlord and Tenant acknowledge and agree that Tenant has submitted to Landlord and Landlord has approved Tenant’s space plan for the Premises which is attached hereto as Exhibit F (the “Space Plan”). Further, Tenant has delivered to Landlord and Landlord has approved working drawings consisting of a floor plan, reflected ceiling plan, interior elevations, electrical plan, door schedule and finish schedule for the Premises prepared by Hannum & Associates (the “Architect”) dated July 11, 2001 and revised July 16, 2001 (the “Working Drawings”). The Working Drawings as approved by Landlord are referred to as the “Final Plans.” An amount equal to the difference between Landlord’s reasonable estimate of the Construction Costs (as defined below) and the Tenant Improvement Allowance shall hereinafter be referred to as the “Tenant Portion”. Landlord shall obtain all permits and approvals and construct or modify the improvements to the Premises in accordance with the Final Plans, in a first-class workmanlike manner, and charge the Tenant and the Tenant Improvement Allowance, respectively, on a pro-rata basis according to the ratio, as determined by Landlord from time to time, of the Tenant Portion to the Tenant Improvement Allowance, for an amount equal to the costs incurred by Landlord in connection with the construction of the improvements pursuant to the Construction Contract (as defined below), construction management fees (not to exceed three percent (3%) of the total cost of constructing the Tenant Improvements), permit fees, and any increased construction costs incurred by Landlord as a result of any changes to the Final Plans requested by Tenant or any Tenant’s Delay (collectively, “Construction Costs”), until the entire amount of the Tenant Improvement Allowance is applied to the Construction Costs, at which time Tenant shall be solely responsible for any remaining Construction Costs. Tenant shall pay or reimburse Landlord within five (5) days after delivery of Landlord’s request pursuant to this Section 30(c) for Tenant’s pro-rata share of Construction Costs. Such request for reimbursement shall be accompanied by reasonable backup information, such as copies for draw requests made by the contractor under the Construction Contract, invoices, or similar items reasonably requested by Tenant. If Tenant fails to reimburse Landlord for Tenant’s pro-rata share of Construction Costs within (5) days after delivery of Landlord’s request, Landlord may deliver a final demand letter to Tenant, and Tenant’s failure to reimburse Landlord within five (5) days after delivery of Landlord’s final demand letter shall constitute an Event of Default hereunder. Tenant shall retain and pay directly the Architect with respect to the Working Drawings. Landlord and Tenant agree that the construction of the improvements shall be performed pursuant to a construction contract between Landlord and R.N. Field which contains a “stipulated sum” (subject to the terms of such contract) of $440,469 (the “Construction Contract”). Landlord agrees that it shall not agree to any material modification to the Construction Contract (including, but not limited to, any change to the “stipulated sum” as set forth therein) without the prior written consent of Tenant which consent shall not be unreasonably withheld or delayed.

             (d)   Substantial Completion. Landlord shall Substantially Complete the improvements and deliver the Premises to Tenant on or before the Delivery Deadline (as the same may be extended from time to time pursuant to this Section 30). Landlord shall use reasonable efforts to notify Tenant of the projected date of substantial completion of the Premises at least fifteen (15) days prior thereto.

             (e)   Base Building Work. Prior to commencing the improvements to the Premises pursuant to this Section 30, and in order to prepare the Premises for the commencement of the Tenant Improvements, Landlord shall perform such work to the Premises and/or the Building in a good and workman-like manner substantially in accordance with the plans and specifications for the Building prepared by Hannum Associates, dated June 28, 1999, approved by the County of Marin on July 15, 1999 (the “Building Plans”), so that the Premises and the Building substantially comply with the “Building Standard Shell Construction Specifications” set forth on Exhibit G attached hereto and made a part hereof (the “Base Building Work”).

             (f)   Acceptance of Premises. Landlord shall have no obligation whatsoever to construct leasehold improvements for Tenant or to repair or refurbish the Premises, except as specifically set forth in this Section 30. Landlord or Landlord’s agents have made no representations or promises with respect to the Project, the Building, the Premises or this Lease except as expressly set forth herein. Subject to completion of minor “punch-list” items, the taking of possession of the Premises by Tenant shall be conclusive evidence that Tenant accepts the same “as is” and that the Premises, the Project and the Building are suited for the use intended by Tenant and were in good and satisfactory condition at the time such possession was taken. Nothing contained herein shall be construed as a waiver of claims by Tenant with respect to latent defects affecting the Premises, the Project or the Building. Tenant represents and warrants to Landlord that (a) its sole intended use of the Premises is for general office use which has no special requirements, including but not limited to, special security requirements, (b) it does not intend to use the Premises for any other purpose, and (c) prior to executing this Lease it has made such investigations as it deems appropriate with respect to the suitability of the Premises for its intended use and has determined that the Premises is suitable for such intended use. Landlord shall use commercially reasonable efforts to cause the appropriate Landlord Parties to complete any remaining “punch-list” items promptly following Tenant’s acceptance of the Premises and

Landlord agrees that it shall withhold from its final payment to R.N. Field under the Construction Contract an appropriate amount of the retention thereunder, as reasonably determined by Lender, until the completion of all “punch-list” items.

             (g)   Early Entry. Provided that Tenant is then in compliance with this Lease, including, without limitation, its obligations to maintain insurance pursuant to Section 14, and subject to the limitations set forth herein, Landlord shall provide Tenant with reasonable access to the Premises fifteen (15) Business Days prior to the date Landlord estimates that the improvements to the Premises shall be Substantially Complete (as defined in Section 30) to install furniture, furniture systems, and communications equipment within the Premises. In the event Landlord determines, in its reasonable discretion, that the Tenant’s or the Tenant Parties’ (as defined in Section 6) presence and/or activities in the Premises prior to the Commencement Date is hindering the Substantial Completion of the Premises, Landlord shall provide Tenant with written notice thereof, and, notwithstanding the provisions of paragraph 12 of the Basic Lease Information or Section 30 hereof, the Commencement Date shall be the date that the Premises would have been Substantially Complete but for Tenant’s Delay, but in no event sooner than the Estimated Delivery Date. Nothing contained herein shall obligate the Tenant to pay Basic Rent pursuant to Section 3, or Additional Rent pursuant to Section 4, prior to the Commencement Date.

31.   NOTICES. All notices under this Lease shall be in writing and sent to the parties at the following addresses or at such other address as any party hereto may designate to the other by notice delivered as provided herein:

To Landlord:	LB Strawberry LLC c/o GateCapital Properties, LLC 650 Delancy Street Suite 213 San Francisco, California 94107 Attention: David Hatch Telephone No.: (415) 227-9842 Facsimile No.: (415) 227-9843

To Tenant: (prior to occupancy)	AMARIN CORPORATION, PLC 651 Gateway Boulevard South San Francisco, California Attention: Donald R. Joseph Telephone No. (650) 877-7650 Facsimile No.: [to be provided by Tenant]

To Tenant: (after Occupancy)	AMARIN CORPORATION, PLC
Two Belvedere Place, Suite 949
Mill Valley, California
Attention: Donald R. Joseph
Telephone No.:[to be provided by Tenant when available]
Facsimile No.: [to be provided by Tenant when available]

             Any such notices shall be sent by (i) a nationally recognized overnight courier, in which case notice shall be deemed delivered one business day after timely deposit with such courier; (ii) personally delivered, in which case notice shall be deemed delivered upon receipt, or (iii) electronic communication, whether by telex, telegram or telecopying, in which case notice shall be deemed delivered on the date of confirmed dispatch.

32.   ATTORNEYS’ FEES. If either party places the enforcement of this Lease or any part hereof, or the collection of any Basic Rent, additional rent or other charges due or to become due hereunder, or recovery of the possession of the Premises, in the hands of an attorney, or files suit upon the same, the non-prevailing (or defaulting) party shall pay the other party’s reasonable legal and attorneys’ fees, costs and expenses, including legal and attorneys’ fees, costs and expenses incurred in connection with any appeals and any bankruptcy or insolvency proceedings involving Tenant or this Lease. If Landlord is named as a defendant in any suit brought against Tenant in connection with or arising out of Tenant’s occupancy hereunder, Tenant shall pay to Landlord its costs and expenses in such suit, including its reasonable attorneys’ fees. Any such attorneys’ fees and other expenses incurred by either party in enforcing a judgment in its favor under this Lease shall be recoverable separately from and in addition to any other amount included in such judgment, and such attorneys’ fees obligation is intended to be severable from the other provisions of this Lease and to survive and not be merged into any such judgment. The terms “attorneys’ fees” and “attorneys’ fees, costs and expenses” shall mean the fees, costs and expenses of counsel to the parties hereto, which may include printing, photostating, duplicating and other expenses, air freight charges, and fees billed for law clerks, paralegals and other persons not admitted to the bar but performing services under the supervision of an attorney, and the costs and fees incurred in connection with the enforcement or collection of any judgment obtained in any such proceeding, and shall include, specifically, all fees, costs and expenses of expert witnesses. For purposes of this Paragraph 32, the term “prevailing party” shall include a prevailing party as defined in California Code of Civil Procedure Section 998.

33.   HOLDING OVER. If Tenant holds over after the expiration or earlier termination of the Term without the express prior written consent of Landlord, Tenant shall become a tenant at sufferance only, at a rental rate equal to one hundred fifty percent (150%) of the Basic Rent, additional rent and other charges in effect upon the date of such expiration (subject to adjustment as provided in Section 4 hereof and prorated on a daily basis), and otherwise subject to the terms, covenants and conditions herein specified, so far as applicable. Acceptance by Landlord of rent after such expiration or earlier termination shall not result in a renewal of this Lease and shall not waive Landlord’s right to bring an unlawful detainer action against Tenant or otherwise remove Tenant from the Premises. If Tenant fails to surrender the Premises upon the expiration of this Lease despite demand to do so by Landlord, Tenant shall indemnify, defend and hold Landlord harmless from all loss or liability, including without limitation, any claim made by any succeeding tenant founded on or resulting from such failure to surrender.

34.   SURRENDER OF PREMISES. The voluntary or other surrender of this Lease by Tenant, or a mutual cancellation hereof, shall not work a merger, and shall, at the option of Landlord, operate as an assignment to it of any subleases or subtenancies.

35.   NON-WAIVER. Neither the acceptance of rent nor any other act or omission of Landlord at any time or times after the happening of any event authorizing the cancellation or forfeiture of this Lease shall operate as a waiver of any past or future violation, breach or failure to keep or perform any covenant, agreement, term or condition hereof, or deprive Landlord of its right to cancel or forfeit this Lease, upon the notice required by law, at any time that cause for cancellation or forfeiture may exist, or be construed so as to at any future time stop Landlord from promptly exercising any other option, right or remedy that it may have under any term or provision of this Lease.

36.   MORTGAGEE PROTECTION. In the event of any default on the part of Landlord, Tenant will give written notice by registered or certified mail to any beneficiary of a deed of trust or mortgagee under a mortgage covering the Project or the Building whose address shall have been furnished to Tenant, and shall offer such beneficiary or mortgagee a reasonable opportunity to cure the default, including time to obtain possession of the Project or the Building by power of sale or a judicial foreclosure, if such should prove necessary to effect a cure.

37.   INTENTIONALLY DELETED.

38.   CHANGES TO THE PROJECT. Landlord reserves the right at any time to make changes, alterations, reductions and additions to the Project, including the construction of other buildings or improvements in the Project, the leasing of space to restaurant uses, the building of additional stories on any building, without any liability or responsibility to Tenant. Landlord will not block ingress and egress to the Premises. No rights to any view or to light or air over any property, whether belonging to Landlord or any other person, are granted to Tenant by this Lease. If at any time any windows of the Premises are temporarily darkened or the light or view therefrom is obstructed by reason of any repairs, improvements, maintenance or cleaning in or about the Project, the same shall be without liability to the Landlord and without any reduction or diminution of Tenant’s obligations under this Lease.

39.   WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION TO ENFORCE THE SPECIFIC PERFORMANCE OF THIS LEASE, FOR DAMAGES FOR THE BREACH HEREOF, OR OTHERWISE FOR ENFORCEMENT OF ANY REMEDY HEREUNDER. If either party commences litigation against the other for the specific performance of this Lease, for damages for the breach hereof or otherwise for enforcement of any remedy hereunder, the prevailing party shall be entitled to recover from the other party such costs and reasonable attorneys’ fees as may have been incurred, including any and all costs incurred in enforcing, perfecting and executing such judgment.

40.   OPTION TO EXTEND THE TERM

  a.   Extension Term.

               (1)   Landlord grants to Tenant the option to extend the Term (the “Extension Option”) with respect to all (but not less than all) of the rentable area of the Premises leased by Tenant as of the Expiration Date of the Initial Term for six (6) years (the “Extension Term”). The Extension Term shall commence immediately following the Expiration Date of the Initial Term. The Extension Option shall be exercised, if at all, by written notice to Landlord at any time during the Initial Term on or before the date that is twelve (12) months prior to the Expiration Date, which notice shall be irrevocable by Tenant. Notwithstanding the foregoing, if an Event of Default exists and is continuing under this Lease either at the time Tenant exercises the Extension Option or at any time thereafter prior to or upon the commencement of the Extension Term, Landlord shall have, in addition to all of Landlord’s other rights and remedies under this Lease, the right to terminate the Extension Option and to cancel unilaterally Tenant’s exercise of the Extension Option, in which event the Expiration Date of this Lease shall be and remain the then scheduled Expiration Date, and Tenant shall have no further rights under this Lease to renew or extend the Term.

  b.   Extension Term Rent.

               (1)   The Extension Term shall be upon and subject to all of the terms, covenants and conditions of this Lease; provided, however, that the Basic Rent for the Extension Term shall be equal to the Fair Market Rental Value. Such Basic Rent shall be determined by Landlord not later than four (4) months prior to the commencement of the Extension Term. Tenant shall send to Landlord a written notice, within twenty (20) days after the date of Landlord’s notice setting forth the Fair Market Rental Value for the Extension Term, which notice shall state that Tenant either (x) agrees with Landlord’s determination of Fair Market Rental Value for the Extension Term or (y) disagrees with Landlord’s determination of Fair Market Rental Value for the Extension Term and elects to resolve the disagreement as provided in Section 40(b)(2) below. If Tenant does not send to Landlord a notice as provided in the previous sentence within the said twenty (20) day period, Landlord’s determination of the Fair Market Rental Value shall be determinative. Until the disagreement is resolved as provided in Section 40(b)(2) below, Tenant’s monthly payments of Basic Rent during the Extension Term shall be in an amount not less than the greater of (x) Tenant’s determination of the Fair Market Rental Value and (y) the Basic Rent payable for the twelve (12) month period immediately preceding the commencement of the Extension Term. Within ten (10) business days following the resolution of such dispute by the parties or the decision of the brokers/appraisers, as applicable, one party shall make any necessary payment to the other party in order to adjust the amount previously paid by Tenant during the Extension Term to the Fair Market Rental Value as determined. Notwithstanding anything to the contrary set forth in this Section 40, in no event shall the Basic Rent for the Extension Term be less than the effective Basic Rent payable immediately preceding the commencement of the Extension Term. Tenant shall in any event pay all applicable additional charges with respect to the Premises, in the manner and at the times provided in this Lease, effective upon the commencement of the Extension Term, and notwithstanding any dispute regarding the Basic Rent for the Extension Term.

               (2)   Any disagreement regarding the Fair Market Rental Value as defined in this Section 40 shall be resolved as follows:

                 (i)   Within twenty (20) days after Tenant’s response to Landlord’s notice of the Landlord’s initial determination of the Fair Market Rental Value, Landlord and Tenant shall meet no less than two (2) times, at a mutually agreeable time and place, to attempt to resolve any such disagreement.

                 (ii)   If, within the twenty (20) day consultation period described in subsection (i) above, Landlord and Tenant cannot reach an agreement as to the Fair Market Rental Value, they shall each make a separate determination of the Fair Market Rental Value within five (5) business days after the expiration of the said twenty (20) day period, and such determinations shall be submitted to arbitration in accordance with subsection (iii) below; provided that, if only one (1) determination of Fair Market Rental Value is submitted to arbitration within the said five (5) business day period, then such determination shall equal the Basic Rent for the Extension Term and the parties shall not proceed with arbitration.

                 (iii)   If the Basic Rent has not been determined pursuant to the procedures outlined above, Landlord and Tenant shall each appoint one arbitrator who shall be either a real estate broker or MAI appraiser and shall have been active over the five (5) year period ending on the date of such appointment in the leasing of commercial mid-rise and/or high-rise properties in Marin County. Each such arbitrator shall be appointed within five (5) business days after the expiration of the twenty (20) day period described in subsection (ii) above. The two (2) arbitrators so appointed shall within ten (10) days of the date of appointment of the last appointed arbitrator agree upon and appoint a third arbitrator who shall be qualified under the same criteria set forth hereinabove for qualification of the first two (2) arbitrators. The determination of the arbitrators shall be limited solely to the issue of whether the Landlord’s or the Tenant’s submitted Fair Market Rental Value is the closest to the actual fair market rental value of the Premises, as determined by the arbitrators. The three (3) arbitrators shall within thirty (30) days of the appointment of the third arbitrator reach a decision as to whether the parties shall use the Landlord’s or the Tenant’s submitted Fair Market Rental Value as the Basic Rent for the Extension Term, and shall notify Landlord and Tenant thereof. The decision of the majority of the three (3) arbitrators shall be binding upon Landlord and Tenant. If either Landlord or Tenant fails to appoint an arbitrator within the five (5) business day period provided above, then the arbitrator appointed by one of them shall reach a decision, notify Landlord and Tenant thereof, and such arbitrator’s decision shall be binding upon Landlord and Tenant. If the two (2) arbitrators fail to agree upon and appoint a third arbitrator within the ten (10) day period provided above, or both parties fail to appoint an arbitrator within the five (5) business day period provided above, then the Landlord shall prepare and submit to Tenant a list of three (3) proposed arbitrators that possess the required qualifications as set forth above; provided that none of arbitrators on such list or otherwise appointed by either party pursuant to any provision of this Section 40(b), nor the firm for which any of them works shall be a current or past affiliate of either the Landlord or the Tenant or currently retained or employed by the Landlord or the Tenant. Within five (5) business days after receipt of such list, the Tenant shall select an arbitrator therefrom and such person shall be the third or single, as the case may be, arbitrator hereunder. If Tenant fails to make such selection with such five (5) business day period, then the Landlord shall select the third or single, as the case may be, arbitrator from such list. Each party shall pay the cost of the arbitrator which it first selects and the parties shall share equally the cost of the third arbitrator.

  (c)      Notice Regarding Vacant Space.

             During the Initial Term and the Extension term, if applicable, Landlord agrees that it shall notify Tenant regarding any office space within the Building that becomes vacant and available for leasing, and that is not subject to the rights of any other tenant in the Project. The parties hereto agree that nothing contained herein shall require Landlord to lease to Tenant, or to reserve for Leasing by Tenant, any space in the Project other than the Premises.

41.   GENERAL PROVISIONS

             (a)   Entire Agreement. This Lease contains all of the agreements of the parties, and there are no verbal or other agreements which modify or affect this Lease. This Lease supersedes any and all prior agreements made or executed by or on behalf of the parties hereto regarding the Premises.

             (b)   Terms and Headings. The words “Landlord” and “Tenant” include the plural as well as the singular, and words used in any gender include all genders. The titles to sections of this Lease are not a part of this Lease and shall have no effect upon the construction or interpretation of any part hereof.

             (c)   Successors and Assigns. All of the covenants, agreements, terms and conditions contained in this Lease shall inure to and be binding upon Landlord and Tenant and their respective permitted successors in interest and assigns.

             (d)   No Brokers. Tenant represents and warrants to Landlord that it has not engaged any broker, finder or other person, except for Tenant’s Broker (as defined in Paragraph 23 of the Basic Lease Information) who would be entitled to any commission or fees in respect of the negotiation, execution or delivery of this Lease and shall indemnify, defend and hold harmless Landlord from and against any claim, demand, damage, loss, cost, liability or expense incurred by Landlord as a result of any claim asserted by any such broker, finder or other person, except for Tenant’s Broker or Landlord’s Broker (as defined in Paragraph 22 of the Basic Lease Information) on the basis of any arrangements or agreements made or alleged to have been made by or on behalf of Tenant. The provisions of this section shall not apply to brokers with whom Landlord has an express written broker agreement. Landlord shall be responsible for paying all leasing commissions due Landlord’s Broker and Tenant’s Broker in connection with this Lease.

             (e)   Liability of Landlord. Landlord’s obligations and liability to Tenant under this Lease shall be limited solely to Landlord’s interest in the Project, and neither Landlord nor any of the members in Landlord, nor any officer, director, shareholder or partner of or in Landlord or any members in Landlord shall have or incur any personal liability whatsoever with respect to this Lease.

             (f)   Independent Covenants. This Lease shall be construed as though the covenants herein between Landlord and Tenant are independent and not dependent and Tenant agrees that if Landlord fails to perform its obligations set forth herein, Tenant shall not be entitled to make any repairs or perform any acts hereunder at Landlord’s expense or to any setoff of amounts owing hereunder against Landlord; provided, however, that the foregoing shall in no way impair the right of Tenant to commence a separate action against Landlord for any violation by Landlord of the provisions hereof so long as notice is first given to Landlord and any holder of a mortgage or deed of trust covering the Building or the Project or any portion thereof, and an opportunity is granted to Landlord and such mortgage holder to correct such violations as provided above.

             (g)   Waiver of Redemption by Tenant. Tenant hereby waives, for Tenant and for all those claiming under Tenant, any and all rights now or hereafter existing to redeem by order or judgment of any court or by any legal process or writ, Tenant’s right of occupancy of the Premises after any termination of this Lease.

             (h)   Severability. Any provision of this Lease which shall prove to be invalid, void or illegal shall in no way affect, impair or invalidate any other provision hereof, and the remaining provisions hereof shall nevertheless remain in full force and effect.

             (i)   Force Majeure. Except as may be otherwise specifically provided herein, time periods for Landlord’s or Tenant’s performance under any provisions of this Lease not involving the payment of money shall be extended for periods of time during which the nonperforming party’s performance is prevented due to circumstances beyond the party’s control, including, without limitation, strikes, embargoes, governmental regulations, acts of God, weather, war or other strife. Tenant hereby waives and releases its right to terminate this Lease under Section 1932(1) of the California Civil Code or under any similar law, statute or ordinance now or hereafter in effect.

             (j)   Identification of Tenant. If more than one person executes this Lease as Tenant:

               (1)   Each of such persons is jointly and severally liable for the performance of all of the terms, covenants and conditions of this Lease, and

               (2)   The term “Tenant” shall mean each of them jointly and severally. The act or notice from, or notice or refund to, or the signature of any one or more of them, with respect to the tenancy of this Lease, shall be binding upon each and all of the persons executing this Lease as Tenant.

             (k)   Examination of Lease. Submission of this instrument for examination or signature by Tenant does not constitute a reservation of or option to lease, and it is not effective as a lease or otherwise until execution by and delivery to both Landlord and Tenant.

             (l)   No Warranty. In executing and delivering this Lease, Tenant has not relied on any representations, including, but not limited to, any representation as to the amount of any item comprising additional rent or the amount of the additional rent in the aggregate or that Landlord is furnishing the same services to other tenants, at all, on the same level or on the same basis, or any warranty or any statement of Landlord which is not set forth herein or in one or more of the exhibits attached hereto.

             (m)   Right to Lease. Landlord reserves the absolute right to effect such other tenancies in the Project as Landlord in the exercise of its sole business judgment shall determine to best promote the interests of the Building and the Belvedere Place office center. Tenant does not rely on the fact, nor does Landlord represent, that any specific tenant or type or number of tenants shall, during the Term, occupy any space in the Building or the Belvedere Place office center.

             (n)   Transportation Management. Tenant shall fully comply with all present or future programs intended to manage parking, transportation or traffic in and around the Project, and in connection therewith, Tenant shall take responsible action for the transportation planning and management of all employees located at the Project by working directly with Landlord, any governmental transportation management organization or any other transportation-related committees or entities. Such programs may include, without limitation (i) restrictions on the number of peak-hour vehicle trips generated by Tenant; (ii) increased vehicle occupancy; (iii) implementation of an in-house ridesharing program and an employee transportation coordinator; (iv) working with employees and any

Project, Building or area-wide ridesharing program manager; (v) instituting employer-sponsored incentives (financial or in-kind) to encourage employees to rideshare; and (vi) utilizing flexible work shifts for employees.

             (o)   Modification for Lender. If, in connection with Landlord’s obtaining construction, interim or permanent financing for the Building or Project, the lender shall request reasonable modifications in this Lease as a condition to such financing, Tenant will not unreasonably withhold, delay or defer its consent thereto, provided that such modifications do not increase the obligations of Tenant hereunder or materially adversely affect the leasehold interest hereby created or Tenant’s rights hereunder.

             (p)   Requirements of Law.    Landlord shall comply with all laws, rules and regulations (including, without limitation, the Americans with Disabilities Act) applicable to the common areas of the Building, other than such laws, rules and regulations with which Tenant is obligated to comply under the terms of this Lease.

             (q)   Recording. Neither Landlord nor Tenant shall record this Lease nor a short form memorandum hereof without the consent of the other.

             (r)   Applicable Laws. This Lease shall be governed by and construed pursuant to the laws of the State of California.

             (s)   Relationship of Parties. Nothing contained in this Lease shall be deemed or construed by the parties hereto or by any third party to create the relationship of principal and agent, partnership, joint venture or any association between Landlord and Tenant, it being expressly understood and agreed that neither the method of computation of rent nor any act or omission of the parties hereto shall be deemed to create any relationship between Landlord and Tenant other than the relationship of landlord and tenant.

             (t)   Landlord’s Title. Landlord’s title is and always shall be paramount to the title of Tenant. Nothing herein contained shall empower Tenant to do any act which can, shall or may encumber the title of Landlord.

             (u)   Project or Building Name and Signage. Landlord shall have the right at any time to change the name of the Building or Project and to install, affix and maintain any and all signs on the exterior and on the interior of the Project or Building as Landlord may, in Landlord’s sole discretion, desire. Tenant shall not use the name of the Project or the Building (including the name Belvedere Place) or use pictures or illustrations of the Project or the Building in advertising or other publicity, without the prior written consent of the Landlord.

             (v)   Survival of Obligations. All provisions of this Lease which require the payment of money or the delivery of property after the termination of this Lease or require Tenant to indemnify, defend or hold Landlord harmless shall survive the termination of this Lease.

             (w)   Authority. Each individual executing this Lease represents that it has all requisite power and authority to execute and deliver this Lease on behalf of the entity for which it is signing, and by his or her signature, will bind such party to the terms of this Lease.

             (x)   Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

             IN WITNESS WHEREOF, the parties hereto have executed this Lease as of the date first above written.

LANDLORD:	LB STRAWBERRY LLC, a Delaware limited liability company

	By:	GCP BELVEDERE, LLC a California limited liability company, its Development Manager

By:	____________________________________

Name: ______________________________ Title: _______________________________

TENANT:	AMARIN CORPORATION, PLC, a United Kingdom public limited company
	By:	____________________________________

	Its	____________________________________

EXHIBIT A

Legal Description of the Property

A-1

EXHIBIT B

Description of the Premises

B-1

EXHIBIT C

Notice Of Lease Term Dates

To:	__________________________
__________________________
__________________________
__________________________

Re:	Office Lease dated , 2001, between LB Strawberry LLC, a Delaware limited liability company (“Landlord”), and , a (“Tenant”), concerning Suite on floor(s) of the office building located within the Belvedere Place office center at Belvedere Place, Mill Valley, California

Ladies and Gentlemen:

             In accordance with the referenced Office Lease (the “Lease”), we wish to advise you and/or confirm as follows:

1.	The Substantial Completion of the Premises has occurred, and the Term shall commence on or has commenced on for a term of months ending on .

2.	Rent commenced to accrue on , in the amount of $ [INSERT BASIC RENT AND ADDITIONAL RENT].

3.	If the Commencement Date is other than the first day of the month, the first billing will contain a pro rata adjustment. Each billing thereafter, with the exception of the final billing, shall be for the full amount of the monthly installment as provided for in the Lease.

4.	Your rent checks should be made payable to at .

Initially capitalized terms used herein without definition shall have the respective meanings given such terms in the Lease.

LANDLORD:	LB STRAWBERRY LLC, a Delaware limited liability company
	By:	GCP BELVEDERE, LLC

a California limited liability company, its Development Manager

C-1

By:	_____________________________________

Name:________________________________ Title:________________________________

TENANT:	__________________________________
	By:	____________________________________

	Its	____________________________________

Agreed to and Accepted as of _________________:

“Tenant”

_____________________________
a ____________________________

By: __________________________
Name: ________________________
Title: _________________________

C-2

EXHIBIT D

Form of Tenant Estoppel Certificate

TENANT ESTOPPEL CERTIFICATE

To:	___________________________
___________________________
___________________________
___________________________

Ladies and Gentlemen:

                                    , a                                (“Tenant”) hereby certifies as follows:

             1.   The undersigned is the Tenant under that certain Office Lease dated                    (the “Lease”), executed by LB STRAWBERRY LLC, a Delaware limited liability company (“Landlord”), as Landlord, and the undersigned, as Tenant, covering a portion of the building located at             Belvedere Place, Mill Valley, California designated as Suite            and located on Floor(s)               (the “Premises”). Initially capitalized terms used herein without definition shall have the respective meanings given such terms in the Lease.

             2.   The Premises consists of approximately              rentable square feet of space. Tenant has paid to Landlord a security deposit of $              . The Term of the Lease commenced on                      and the expiration of the Lease is                      . Tenant has paid rent through                         . The next rental payment in the amount of $                    is due on                                  . Tenant is required to pay                percent (      %) of all annual operating expenses for the Project in excess of                 .

             3.   The Lease provides for an option to extend the Term of the Lease for              years. The rental rate for such extension term is as follows:                                         . Except as expressly provided in the Lease, and other documents attached hereto, Tenant does not have any right or option to renew or extend the Term of the Lease, to lease other space at the Project, nor any preferential right to purchase all or any part of the Premises, the Building or the Project.

             4.   True, correct and complete copies of the Lease and all amendments, modifications and supplements thereto are attached hereto and the Lease, as so amended, modified and supplemented is in full force and effect, and represents the entire agreement between Tenant and Landlord with respect to the Premises, the Building and the Project. There are no amendments, modifications or supplements to the Lease, whether oral or written, except as follows (include the date of such amendment, modification or supplement):
                                                                                                                                                                         .

             5.   All space and improvements leased by the Tenant have been completed and furnished in accordance with the provisions of the Lease, and the Tenant has accepted and taken possession of the Premises.

             6.   To Tenant’s actual knowledge, Landlord is not in any respect in default in the performance of the terms and provisions of the Lease. Tenant is not in any respect in default under the Lease and has not assigned, transferred or hypothecated the Lease or any interest therein or subleased all or any portion of the Premises.

             7.   There are no offsets or credits against rentals payable under the Lease and no free rent periods or rental concessions have been granted to Tenant, except as follows:
                                                                                                                                                                           .

             8.   Tenant has no actual knowledge of any processing, use, storage, disposal, release or treatment of any hazardous or toxic materials or substances on the Premises, the Building or the Project except as follows (if none, state “none”):
                                                                                                                                                              .

             9.   There are no actions pending against the Tenant under the bankruptcy or similar laws of the United States or any state.

D-1

             10.   If Tenant is a corporation or partnership, each individual executing this Certificate on behalf of Tenant hereby represents and warrants that Tenant is a duly formed and existing entity qualified to do business in the State of California and that Tenant has full right and authority to execute and deliver this Certificate and that each person signing on behalf of Tenant is authorized to do so.

             11.   This Certificate is given to                                                with the understanding that                                                      will rely hereon in connection with the conveyance/financing of the Building or Project of which the Premises is a part. Following any such conveyance/financing, Tenant agrees that this Lease shall remain in full force and effect and shall bind and inure to the benefit of                                  and its lenders, successors and assigns. Tenant hereby expressly acknowledges and agrees that                                    is relying upon this Certificate.

“Tenant”
______________________________,
a_____________________________

By:___________________________
Name:_________________________
Title:__________________________

D-2

EXHIBIT E

RULES AND REGULATIONS

             1.   Tenant shall have access to the Building and the Premises at all times during the Term, except to the extent otherwise necessary for emergencies, maintenance or repairs, which maintenance and repairs shall be accomplished with as little interference to Tenant as commercially reasonable. On all hours other than normal business hours for the Project (as defined in Paragraph 19(iii) of these Rules and Regulations below), or such other hours as Landlord shall determine from time to time, access to the Project and/or to the passageways, entrances, exits, shipping areas, halls, corridors, elevators or stairways and other areas in the Project may be restricted and access gained by use of a key/card key to the outside doors of the Project, or pursuant to such security procedures as Landlord may from time to time impose. All such areas, and all roofs, are not for use of the general public, and Landlord shall in all cases retain the right to control and prevent access thereto by all persons whose presence in the judgment of Landlord shall be prejudicial to the safety, character, reputation and interests of the Project and its tenants, provided, however, that nothing herein contained shall be construed to prevent such access to persons with whom Tenant deals in the normal course of Tenant’s business unless such persons are engaged in activities which are illegal or violate these Rules. No Tenant Parties shall enter into areas reserved for the exclusive use of Landlord Parties. Tenant shall keep doors to corridors and lobbies closed except when persons are entering or leaving.

             2.   Tenant shall not paint, display, inscribe, maintain or affix any sign, placard, picture, advertisement, name, notice, lettering or direction on any part of the outside or inside of the Project, or on any part of the inside of the Premises which can be seen from the outside of the Premises, without the prior consent of Landlord, and then only such name or names or matter and in such color, size, style, character and material as may be first approved by Landlord in writing. Landlord shall prescribe the suite number and identification sign for the Premises (which shall be prepared and installed by Landlord at Tenant’s expense). Landlord reserves the right to remove at Tenant’s expense all matter not so installed or approved without notice to Tenant.

             3.   Tenant shall not in any manner use the name of the Project for any purpose other than that of the business address of the Tenant, or use any picture or likeness of the Project, in any letterheads, envelopes, circulars, notices, advertisements, containers or wrapping material without Landlord’s express written consent.

             4.   Tenant shall not place anything or allow anything to be placed in the Premises near the glass of any door, partition, wall or window which may be unsightly from outside the Premises, and Tenant shall not place or permit to be placed any article of any kind on any window ledge or on the exterior walls. Blinds, shades, awnings or other forms of inside or outside window ventilators or similar devices, shall not be placed in or about the outside windows in the Premises except to the extent, if any, that the character, shape, color, material and make thereof are first approved by Landlord in writing.

             5.   Furniture, freight and other large or heavy articles, and all other deliveries may be brought into the Project only at times and in the manner designated by Landlord, and always at Tenant’s sole responsibility and risk. Landlord may impose reasonable charges for use of freight elevators after or before normal business hours. All damage done to the Project by moving or maintaining such furniture, freight or articles shall be repaired by Landlord at Tenant’s expense. Landlord may inspect items brought into the Project or Premises with respect to weight or dangerous nature. Landlord may require that all furniture, equipment, cartons and similar articles removed from the Premises or the Project be listed and a removal permit therefor first be obtained from Landlord. Tenant shall not take or permit to be taken in or out of other entrances or elevators of the Project any item normally taken, or which Landlord otherwise reasonably requires to be taken, in or out through service doors or on freight elevators. Tenant shall not allow anything to remain in or obstruct in any way, any lobby, corridor, sidewalk, passageway, entrance, exit, hall, stairway, shipping area, or other such area. Tenant shall move all supplies, furniture and equipment as soon as received directly to the Premises, and shall move all such items and waste (other than waste customarily removed by Project employees) that are at any time being taken from the Premises directly to the areas designated for disposal. Any handcarts used at the Project shall have rubber wheels.

             6.   Tenant shall not overload any floor or part thereof in the Premises, or Project, including any public corridors or elevators therein bringing in or removing any large or heavy articles, and Landlord may direct and control the location of safes and all other heavy articles and require supplementary supports at Tenant’s expense of such material and dimensions as Landlord may deem necessary to properly distribute the weight.

             7.   Tenant shall not attach or permit to be attached additional locks or similar devices to any door or window, change existing locks or the mechanism thereof, or make or permit to be made any keys for any door other than those provided by Landlord. If more than two keys for one lock are desired, Landlord will provide them upon payment therefor by Tenant. Tenant, upon termination of its tenancy, shall deliver to Landlord all keys of offices, rooms and toilet rooms which have been furnished Tenant or which Tenant shall have had made, and in the event of loss of any keys so furnished shall pay Landlord therefor.

             8.   If Tenant desires signal, communication, alarm or other utility or similar service connections installed or changed, Tenant shall not install or change the same without the prior approval of Landlord, and then only under Landlord’s direction at Tenant’s expense. Tenant shall not install in the Premises any equipment which requires more electric current than Landlord is required to provide under this Lease, without Landlord’s prior written approval, and Tenant shall ascertain from Landlord the maximum amount of load or demand for or use of electrical current which can safely be permitted in the Premises, taking into account the capacity of electric wiring in the Building and the Premises and the needs of tenants of the Building, and shall not in any event connect a greater load than such safe capacity.

             9.   Tenant shall not obtain for use upon the Premises ice, drinking water, towel, janitorial and other similar services, except from Persons approved by Landlord in writing. Any Person engaged by Tenant to provide janitor or other services shall be subject to direction by the manager or security personnel of the Project.

             10.   The toilet rooms, urinals, washbowls and other such apparatus shall not be used for any purpose other than that for which they were constructed, and no foreign substance of any kind whatsoever shall be thrown therein, and the expense of any breakage, stoppage or damage resulting from the violation of this Rule shall be borne by Tenant who, or whose employees or invitees, shall have caused it. Tenant shall not cause any unnecessary labor by reason of Tenant’s carelessness or indifference in the preservation of good order and cleanliness in and around the Project.

             11.   The janitorial closets, utility closets, telephone closets, broom closets, electrical closets, storage closets, and other such closets, rooms and areas shall be used only for the purposes and in the manner designated by Landlord, and may not be used by tenants, or their contractors, agents, employees, or other parties, without Landlord’s prior written consent.

             12.   Landlord reserves the right to exclude or expel from the Project any person who, in the judgment of Landlord, is intoxicated or under the influence of liquor or drugs, or who shall in any manner do any act in violation of any of these Rules. Tenant shall not at any time manufacture, sell, use or give away, any spirituous, fermented, intoxicating or alcoholic liquors on the Premises, nor permit any of the same to occur (except in connection with occasional social or business events conducted in the Premises which do not violate any laws nor bother or annoy any other tenants). Tenant shall not at any time sell, purchase or give away food in any form by or to any of the other Tenant Parties or any other parties on the Premises, nor permit any of the same to occur (other than in lunchrooms or kitchens for employees as may be permitted or installed by Landlord, which does not violate any laws or bother or annoy any other tenant).

             13.   Tenant shall not make any room-to-room canvass to solicit business or information or to distribute any article or material to or from other tenants or occupants of the Project and shall not exhibit, sell or offer to sell, use, rent or exchange any products or services in or from the Premises unless ordinarily embraced within the Tenant’s use of the Premises specified in the Lease.

             14.   Tenant shall not waste electricity, water, heat or air conditioning or other utilities or services, and agrees to cooperate fully with Landlord to ensure the most effective and energy-efficient operation of the Project and shall not allow the adjustment (except by Landlord’s authorized Project personnel) of any controls. Tenant shall keep corridor doors closed and shall not open any windows, except that if the air circulation shall not be in operation, windows which are openable may be opened with Landlord’s consent. As a condition to claiming any deficiency in the air-conditioning or ventilation services provided by Landlord, Tenant shall close any blinds or drapes in the Premises to prevent or minimize direct sunlight.

             15.   Tenant shall conduct no auction, fire or “going out of business” sale or bankruptcy sale in or from the Premises, and such prohibition shall apply to Tenant’s creditors.

             16.   Tenant shall cooperate and comply with any reasonable safety or security programs, including fire drills and air raid drills, and the appointment of “fire wardens” developed by Landlord for the Project, or required by law. Before leaving the Premises unattended, Tenant shall close and securely lock all doors or other means of entry to the Premises and shut off all lights and water faucets in the Premises (except heat to the extent necessary to prevent the freezing or bursting of pipes).

             17.   Tenant will comply with all municipal, county, state, federal or other governmental laws, statutes, codes, regulations and other requirements, including without limitation, environmental health, safety and police requirements and regulations respecting the Premises, now or hereinafter in force, at its sole cost, and will not use the Premises for any immoral purposes.

             18.   Tenant shall not (i) carry on any business, activity or service except those ordinarily embraced within the permitted use of the Premises specified in the Lease and more particularly, but without limiting the generality of the foregoing, shall not (ii) install or operate any internal combustion engine, boiler, machinery, refrigerating, heating or air conditioning equipment in or about the Premises, (iii) use the Premises for housing, lodging or sleeping purposes or for the washing of clothes, (iv) place any radio or television antennae other than inside of the Premises, (v) operate or permit to be operated any musical or sound producing instrument or device which may be heard outside the Premises, (vi) use any source of power other than electricity, (vii) operate any electrical or other device from which may emanate electrical or other waves which may interfere with or impair radio, television, microwave, or other broadcasting or reception from or in the Project or elsewhere, (viii) bring or permit any bicycle or- other vehicle, or dog (except in the company of a blind person or except where specifically permitted) or other animal or bird in the Project, (ix) make or permit objectionable noise or odor to emanate from the Premises, (x) do anything in or about the Premises tending to create or maintain a nuisance or do any act tending to injure the reputation of the Project, (xi)  throw or permit to be thrown or dropped any article from any window or other opening in the Building, (xii)  use or permit upon the Premises anything that will invalidate or increase the rate of insurance on any policies of insurance now or hereafter carried on the Project or violate the certificates of occupancy issued for the Premises or the Project, (xiii)  use the Premises for any purpose, or permit upon the Premises anything, that may be dangerous to persons or property (including but not limited to flammable oils, fluids, paints, chemicals, firearms or any explosive articles or materials), (xiv)  do or permit anything to be done upon the Premises in any way tending to disturb any other tenant at the Project or the occupants of neighboring property, or (xv)  at any time go upon the roof of the Building without prior approval from Landlord.

             19.   The following Rules shall apply regarding the parking area:

             (i)   Parking shall be available in areas designated generally for tenant parking. Tenant shall have card-key access to the parking facilities 24 hours a day, seven day a week. In all cases, parking for Tenant and the other Tenant Parties shall be on a “first come, first served,” unassigned basis, with Landlord and other tenants at the Project, and their employees and visitors, and other Persons to whom Landlord shall grant the right or who shall otherwise have the right to use the same, all subject to these Rules, as the same may be amended or supplemented, and applied on a non-discriminatory basis. Notwithstanding the foregoing to the contrary, Landlord reserves the right to assign specific spaces, and to reserve spaces for visitors, small cars, handicapped individuals, and other tenants, visitors of tenants or other Persons, and Tenant Parties shall not park in any such assigned or reserved spaces. Landlord may restrict or prohibit full size vans and other large vehicles.

             (ii)   In case of any violation of these provisions, Landlord may refuse to permit the violator to park, and may remove the vehicle owned or driven by the violator from the Project without liability whatsoever, at such violator’s risk and expense. Landlord reserves the right to close all or a portion of the parking areas or facilities in order to make repairs or perform maintenance services, or to alter, modify, re-stripe or renovate the same, or if required by casualty, strike, condemnation, act of God, law or governmental requirement, or any other reason beyond Landlord’s reasonable control. In the event access is denied for any reason, any monthly parking charges shall be abated to the extent access is denied, as Tenant’s sole recourse. Tenant acknowledges that such parking areas or facilities may be operated by an independent contractor not affiliated with Landlord, and Tenant acknowledges that in such event, Landlord shall have no liability for claims arising through acts or omissions of such independent contractor.

             (iii)   Normal business hours for the Project shall be 7 A.M. to 6 P.M., Monday through Friday, and 9:00 A.M. to 12:00 P.M. on Saturdays, or such other hours as may be reasonably established by Landlord or its parking operator from time to time. During such normal business hours, cars must be parked entirely within the stall lines, and only small cars may be parked in areas reserved for small or compact cars; all directional signs and arrows must be observed; the speed limit shall be 5 miles per hour; spaces reserved for handicapped parking must be used only by vehicles properly designated; every parker is required to park and lock his own car; washing, waxing, cleaning or servicing of any vehicle is prohibited; parking spaces may be used only for parking automobiles; parking is prohibited in areas: (a) not striped or designated for parking, (b) aisles, (c) where “no parking” signs are posted, (d) on ramps, and (e) loading areas and other specially designated areas. Delivery trucks and vehicles shall use only those areas designated therefor.

             20.   The directory of the building will be provided for the display of the name and location of tenants only, and Landlord reserves the right to exclude any other names therefrom. Any additional name that Tenant shall desire to be placed upon the directory must first be approved by Landlord, and if so approved, a charge will be made therefor.

             21.   Landlord may waive any one or more of these Rules for the benefit of a particular tenant, but no such waiver by Landlord shall be construed as a waiver of these Rules in favor of any other tenant nor prevent Landlord from thereafter enforcing any such Rules against any or all of the tenants of the building.

             22.   Landlord reserves the right to make such other and reasonable rules as in its sole and absolute discretion may from time to time be needed for the safety, care, efficiency, cleanliness, management and operation of the building, and for the preservation of good order therein.

EXHIBIT F

[Space Plan]

F-1

EXHIBIT G

BASE BUILDING STANDARD SHELL CONSTRUCTION SPECIFICATIONS

Floor:	Concrete floors are ready to accept tenant’s floor covering.

Exterior Bldg. Walls:	Walls are insulated and ready to receive tenant’s drywall and wall finish. Windows are ready to receive tenant’s trim and paint or special finish.

Interior Demising Walls:	Demising walls are finish taped drywall and ready to receive tenant’s wall finish.

Ceiling:	Ceilings are left open to underside of slab above.

Fire Sprinklers:	Fire sprinklers are in upright pendant heads in general protective pattern.

Structural Elements:	Columns and roof trusses are exposed and can be used as architectural elements by the tenant or encased in drywall. (These elements do not require fireproofing.)

Mechanical:	Each floor contains a central water loop with approximately one zone per 2,000 square feet of space. The tenant is responsible for the distribution and thermostatic controls in the tenant space. Tenants may add additional zones (which require additional heat pumps) for private offices, heat-generating equipment or special requirements.

Electrical:	A panel board at the designated building electrical room is provided.

The building has specified an ambient, indirect light fixture to be used by the tenant improvement contractors. The building will stipulate the layout of the lighting along the curtain wall for consistency.

Telecommunications:	The building provides phone and cable connections to the designated main electrical/communications room for each floor.

Drapery:	A building standard window covering will be provided.

Toilet rooms:	Toilet rooms are fully improved.

Multi-Tenant Floor:	The Building provides exit corridors, elevator lobbies and an entry door to each tenant space.

Doors are wood birch, door frames are hollow metal, lobbies have a stone floor with carpet inset, door hardware is brushed aluminum and the storefront and railings are aluminum and glass.

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